UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 18 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhpbilliton

resourcing the future

We value sustainabililty

Sustainability Report 2012

BHP Billiton locations

Petroleum

Ref	Country	Fields	Description	Ownership
1	Algeria	ROD Integrated Development [a]	Onshore oil production	38%
2	Australia	Bass Strait [a]	Offshore Victoria oil, condensate, LPG, natural gas and ethane production	50%
3	Australia	Minerva	Offshore Victoria natural gas and condensate production	90%
4	Australia	North West Shelf [a]	Offshore Western Australia oil, condensate, LPG, natural gas and LNG production	8.3–16.7%
5	Australia	Pyrenees	Offshore Western Australia oil production	40–71.4%
6	Australia	Stybarrow	Offshore Western Australia oil and gas production	50%
7	Pakistan	Zamzama	Onshore natural gas and condensate production	38.5%
8	Trinidad and Tobago	Angostura	Offshore oil and natural gas production	45%
9	UK	Bruce/Keith/ Liverpool Bay	Offshore North Sea and Irish Sea oil and natural gas production - Bruce [a] 16% - Keith 31.8% - Liverpool Bay 46.1%	
10	US	Gulf of Mexico	Offshore oil, LPG and natural gas production from several fields - Atlantis [a] 44% - Genesis [a] 5% - Mad Dog [a] 23.9% - Neptune 35% - Shenzi 44%	
11	US	Onshore US	Onshore shale gas and liquids in Arkansas, Louisiana and Texas - Eagle Ford - Fayetteville - Haynesville - Permian	<1–100%

Aluminium [b]

Ref	Country	Asset	Description	Ownership
12	Australia	Worsley	Integrated alumina refinery and bauxite mine in Western Australia	86%
13	Brazil	Alumar [a]	Integrated alumina refinery and aluminium smelter	36–40%
14	Brazil	Mineração Rio do Norte [a]	An open-cut bauxite mine	14.8%
15	Mozambique	Mozal	An aluminium smelter, located near Maputo	47.1%
16	South Africa	Aluminium South Africa	Hillside and Bayside aluminium smelters, located at Richards Bay	100%

Stainless Steel Materials [b]

Ref	Country	Asset	Description	Ownership
17	Australia	Nickel West	Mt Keith and Leinster nickel-sulphide mines, Kalgoorlie nickel smelter, Kambalda nickel concentrator and the Kwinana nickel refinery	100%
18	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting operation in northern Colombia	99.9%


25
42
36
23
48
11
10
8
34
18
14
13
22
20
27
21
43

BHP Billiton principal office locations

Ref	Country	Location	Office
37	Australia	Adelaide	Uranium Head Office
38	Australia	Brisbane	Metallurgical Coal Head Office
39	Australia	Melbourne	Global Headquarters
40	Australia	Perth	Aluminium [b] and Stainless Steel Materials [b] Head Offices Iron Ore Head Office
41	Australia	Sydney	Energy Coal Head Office
42	Canada	Saskatoon	Diamonds and Specialty Products Head Office
43	Chile	Santiago	Base Metals Head Office
44	Malaysia	Kuala Lumpur	Global Shared Services Centre
45	Singapore	Singapore	Marketing Head Office Minerals Exploration Head Office
46	South Africa	Johannesburg	Manganese Head Office
47	UK	London	Corporate Office
48	US	Houston	Petroleum Head Office

- Petroleum
- Aluminium [b]
- Stainless Steel Materials [b]
- Base Metals
- Uranium [c]
- Diamonds and Specialty Products
- Iron Ore
- Manganese
- Metallurgical Coal
- Energy Coal
- Offices

(a) Jointly or non-operated BHP Billiton Assets or Fields (monitored assets).
(b) Aluminium and Stainless Steel Materials form the Aluminium and Nickel Customer Sector Group.
(c) Uranium is part of the Base Metals Customer Sector Group.
Projects and exploration activities are not shown on this map.
Locations are current at 10 September 2012.

Base Metals

Ref Country Asset Description Ownership

19 Australia Cannington Underground silver, lead and zinc mine, located in northwest Queensland 100%

20 Chile Pampa Norte Cerro Colorado and Spence open-cut mines producing copper cathode in the Atacama Desert, northern Chile 100%

21 Chile Escondida Comprises the world’s largest copper mine, concentrators and solvent extraction plants and port operations 57.5%

22 Peru Antamina (a) A joint venture open-cut copper and zinc mine, located in the Andes north-central Peru 33.8%

23 US Base Metals North America Includes the Pinto Valley open-cut copper mine, located in Arizona 100%

Uranium (c)

Ref Country Asset Description Ownership

24 Australia Olympic Dam Large poly-metallic orebody and the world’s largest uranium deposit, producing copper, uranium, gold and silver 100% Diamonds and Specialty Products

Ref Country Asset Description Ownership

25 Canada EKATI Diamond Mine

Open-cut and underground diamond mines, located in the Northwest Territories of Canada 80% Iron Ore

Ref Country Asset Description Ownership

26 Australia Western Australia Iron Ore

Integrated iron ore mines (Area C, Jimblebar, Yandi, Newman and Yarrie), and rail and port operations in the Pilbara region of Western Australia 85–100%

27 Brazil Samarco (a) Open-cut mine that produces iron ore pellets 50% Manganese

Ref Country Asset Description Ownership

28 Australia Manganese Australia

Producer of manganese ore at GEMCO in the Northern Territory and manganese alloys at TEMCO in Tasmania 60%

29 South Africa Manganese Mamatwan open-cut and Wessels South Africa underground manganese mines and the Metalloys manganese alloy plant 44.4–60% Metallurgical Coal

Ref Country Asset Description Ownership

30 Australia Illawarra Coal Underground coal mines (West Cliff, Dendrobium, Appin) in southern New South Wales, with access to rail and port facilities 100%

31 Australia BHP Billiton Mitsubishi Alliance

Saraji, Goonyella Riverside, Peak Downs, Norwich Park, Gregory Crinum, Blackwater and Broadmeadow open-cut and underground mines in the Queensland Bowen Basin and Hay Point Coal Terminal 50%

32 Australia BHP Billiton Mitsui Coal South Walker Creek and Poitrel open-cut coal mines in the Queensland Bowen Basin 80%

Energy Coal Ref Country Asset Description Ownership

33 Australia New South Mt Arthur Coal open-cut mine Wales Energy Coal 100%

34 Colombia Cerrejon (a) An open-cut coal mine, with integrated rail and port operations 33.3%

35 South Africa Energy Coal Khutala, Middelburg, Klipspruit, Wolvekrans South Africa open-cut and underground mines and coal processing operations 50–100%

36 US New Mexico Navajo open-cut and San Juan Coal underground mines

100%

Percentage ownership figures have been rounded to one decimal place.

9 47 1 29 46 35 15 16 7 44 45 6 5 4 40 12 17 26 28 24 37 19 31 32 38 33 41 30 39 3 2 28

About this Report

BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries operate as BHP Billiton. Throughout this Report, unless otherwise noted, 'BHP Billiton', the 'Company' and the 'Group' refer to the combined group.

We regularly engage with our key stakeholders to understand their areas of interest and address their potential concerns about our operations. While this Report does not aim to examine all stakeholder issues the most significant issues and their potential impacts are discussed.

The minimum mandatory Health, Safety, Environment and Community (HSEC) performance requirements expected across the Company are prescribed in our Group Level Documents (GLDs). Our HSEC GLDs can be found on our website at *www.bhpbilliton.com*.

Reporting approach and the Global Reporting Initiative

BHP Billiton is a registered Organisational Stakeholder of the Global Reporting Initiative (GRI). Our reporting is prepared in accordance with the GRI G3 Sustainability Reporting Guidelines, including the Mining and Metals Sector Supplement. The GRI guidelines encourage companies to report on practices and performance that relate to sustainability in a manner that is clear and open, and uses a globally shared framework of indicators. We report to an A+ Application Level, and a copy of the GRI statement is available in the Sustainability Reporting Navigator. The Sustainability Reporting Navigator assists in locating information related to the GRI indicators and principles of the United Nations Global Compact and the International Council on Mining and Metals and is available online at *www.bhpbilliton.com*.

External assurance

KPMG conducted reasonable assurance over our greenhouse gas emissions and voluntary community investments and limited assurance over a selection of other sustainability parameters. A copy of KPMG's assurance report is available on page 44.

Materiality

Materiality, in the sustainability context, refers to the issues and activities that are considered by our internal and external stakeholders to be the most significant and relevant to our industry, our Group and our operations. This is discussed in more detail on page 7.

Report boundary and scope

This Report covers assets that have been wholly owned and operated by BHP Billiton or which have been operated by BHP Billiton in a joint venture operation (controlled assets) from 1 July 2011 to 30 June 2012 (FY2012). Our assets include those under exploration, projects in development and execution phase and closed operations. Our Group Functions, Minerals Exploration and Marketing businesses are also included. In May 2012 we announced that our Stainless Steel Materials and Aluminium Customer Sector Groups (CSGs) would consolidate into a single CSG named Aluminium and Nickel. In this Report, Aluminium and Stainless Steel Materials are reported separately. In March 2011, we acquired the US Fayetteville shale resource from Chesapeake Energy Corporation and subsequently acquired Petrohawk Energy Corporation in August 2011, which now form our Petroleum Onshore US business. Under a transition services agreement, Chesapeake Energy Corporation continued to operate Fayetteville on our behalf until 1 April 2012. Accordingly, HSEC data relating to our Onshore US business has not been collected in BHP Billiton systems for the FY2012 period and all information contained in this Report excludes data from our Onshore US business, unless specifically stated. All monetary amounts in this document are reported in US dollars, unless otherwise stated.

At controlled assets, BHP Billiton sets the performance requirements and enforces those requirements through direct supervision. At monitored assets that we do not control, we provide our HSEC performance requirements and seek to influence the operation to follow them.

Case studies

This Report is supported by case studies focusing on specific activities that explore our approach to sustainable development. Where you see this symbol, www it denotes more information is available online at *www.bhpbilliton.com*.

In this Report

Chief Executive Officer's review	1
Our sustainability approach	2
Our performance	4
Our new HSEC targets	5
Focusing our efforts on the things that matter most	7
People	**8**
Keeping our people safe and healthy	9
Employing and developing our people	13
Environment	**16**
Reducing our climate change impacts	17
Managing water	20
Managing land and enhancing biodiversity	22
Society	**24**
Ensuring meaningful engagement with our stakeholders	25
Making a positive contribution to society	28
Understanding and managing our human rights impact	31
Governance	**32**
Reporting transparently and behaving ethically	33
Appendix	**36**
Our stakeholders	37
Performance data	39
Independent assurance report to the Directors and management of BHP Billiton	44

Cover photo: Liverpool Bay – UK

Chief Executive Officer’s review At BHP Billiton, we value sustainability; it is about putting health and safety first, being environmentally responsible and supporting our communities.

Marius Kloppers Chief Executive Officer Our long-term commitment to sustainability and ethical behaviour is at the core of what we stand for as an organisation at BHP Billiton. Operating a global company in a socially responsible way is guided day-in-day-out by Our BHP Billiton Charter. It is the single document that is central to everything we do, defining the core values of our Company and what we strive to achieve. Our values start with sustainability; we believe we will be successful when we put health and safety first, are environmentally responsible and support the communities in which we operate.

We are committed to being an organisation without work-related fatalities, serious injuries or occupational illnesses. Despite overall improvements in injury trends, I am deeply saddened to report that three of our colleagues lost their lives while at work during FY2012. We extend our deepest sympathies to their families, friends and colleagues. Each of these incidents was thoroughly investigated, with lessons learned shared and acted upon across the Company.

Our approach to sustainability is about ensuring our organisation contributes lasting benefits through the consideration of social, ethical and environmental aspects in all that we do. We will only be successful when our workforce returns home safe and healthy every day, and we remain resolute in achieving this.

Our overarching goal for environmental management is to minimise, and where possible eliminate, any impact of our operations on the environment. We recognise that the efficient and responsible use of natural resources is critical to the sustainability of our environment and we will continue to focus on reducing our greenhouse gas emissions and on improving our energy usage and efficiency.

In FY2012, our focus continued on improving the control of our material risks and our performance against our key sustainability targets. We again achieved our target of having no significant environmental or community incidents reported. Throughout the year, we committed US$214 million to community programs around the world and again achieved our target of contributing one per cent of our pre-tax profits, on a three-

year rolling average, to community programs across our regions. Importantly, this contribution includes funds matched by the Company through our Matched Giving Program, which is only made possible through the dedicated efforts of our people who, outside of the ordinary course of their work, make personal donations, volunteer their time or raise funds for the community, and I am proud our organisation is able to take part in this.

This year marks the final year of our current sustainability targets that were established at the commencement of FY2007. I am pleased to report we exceeded our high-quality water usage, carbon-based energy intensity and greenhouse gas emission intensity targets. Furthermore, our absolute greenhouse gas emissions remain below FY2006 levels. Regrettably, we did not achieve our target of remaining fatality free. Nor did we meet our land rehabilitation target, and despite improvements in our health performance, we finished short of target in two of our health metrics.

Our new Health, Safety, Environment and Community (HSEC) targets for the FY2013 to FY2017 period have been developed following careful consideration and are detailed in this Report. The new targets are centred on our most material HSEC issues and specifically focus efforts towards eliminating fatal risks, minimising occupational exposures and improving the efficient use of energy and water resources. Land management activities and continuing to have a positive effect on our communities also feature in our new targets.

We will continue to regularly review our performance and publicly report our progress. This Report signifies our approach to stakeholder engagement and commitment to transparent reporting. It also serves as a public reference, providing a collation of performance data and statements of key issues and related management approaches. Within this Report, you will also find how our key sustainability issues are prioritised and our management approach to such issues.

The Report is prepared in accordance with the Global Reporting Initiative framework. As a founding company member of the International Council of Mining and Metals (ICMM), our Report also aligns with the ICMM Sustainable Development Framework. ICMM’s activities are aimed at strengthening the performance of the industry and enhancing its contribution to sustainable development, and it has been my pleasure to take on the role of ICMM Council Chair during the year. Our public commitments also include the Voluntary Principles on Security and Human Rights, the Extractive Industries Transparency Initiative and the United Nations Global Compact Principles. Our suite of annual reports can be found on our website at www.bhpbilliton.com, and we welcome your feedback.

I would like to sincerely thank each of our employees and contractors for their efforts and persistence in continuing to make a difference as we work together to achieve our sustainability objective, and I look forward to reporting our progress in the future.

Marius Kloppers

Chief Executive Officer

BHP BILLITON SUSTAINABILITY REPORT 2012 | 1

Our sustainability approach

Operating sustainably underpins everything we do.

As a global and diverse company, our responsibilities are extensive, ranging across many countries, issues and stakeholders. We consider our stakeholders’ varied needs and work with them to create lasting benefits in the communities in which we operate.

Sustainability and BHP Billiton

Our ability to operate globally is dependent upon gaining access to natural resources and maintaining our licence to operate. Sustainable development is core to our business strategy; we integrate health, safety, environmental, social and economic factors into our decision-making. We transparently report the financial and non-financial dimensions of what we do.

The sustainability dimensions that we report on include the health and safety of our people; governance and risk management processes; how we are socially responsible and contributing to improved standards of living and self-sustaining communities; our impact on the environment and approach to resource conservation and biodiversity; and how we ensure the broader economic contributions of our operations benefit the regions in which we operate.

Our BHP Billiton Charter outlines our purpose and the actions, values and measures by which we judge our success in creating long-term shareholder value. Earning the trust of our employees, contractors, customers, suppliers, communities and shareholders and establishing mutually beneficial relationships is vital to our success. Our Charter values are Sustainability, Integrity, Respect, Performance, Simplicity and Accountability.

Our Charter value of ‘Sustainability’ reflects our priority to ensure that all our people return home safe and well at the end of every working day. Effective health and safety performance is critical, and we believe everyone has a role in ensuring the care of their colleagues and in taking the appropriate steps to prevent workplace-related injuries and illness.

Operating sustainably underpins everything we do. We work to improve energy efficiency, reduce pollution, enhance biodiversity and improve key quality-of-life indicators of people in our surrounding communities. We believe we are successful when we provide lasting social, environmental and economic benefits to society.

Our approach to sustainability is incorporated in our Group Level Documents (GLDs) which set out our mandatory minimum performance requirements, guiding how we operate and shaping the decisions we make.

BHP Billiton Group Level Documents

GLDs describe the mandatory minimum performance requirements and accountabilities for definitive business obligations, processes, functions and activities across BHP Billiton. They are the foundation for developing and implementing management systems at our operations. All our businesses are committed to implementing the GLDs; however, compliance with all of the requirements is not yet in place at every operation.

This Report references multiple GLDs, most of which are drawn from the suite of Health, Safety, Environment and Community

(HSEC) GLDs. The HSEC GLDs outline our approach to the Group’s material sustainable development risks and highlight our commitment to, and support of, international policies, standards and management practices, including the principles of the International Council on Mining and Metals Sustainable Development Framework, the United Nations (UN) Global Compact, the UN Declaration of Human Rights and the Voluntary Principles on Security and Human Rights (VPs).

Although the GLDs are for internal use, several of them, minus confidential information, have been made publicly available as they describe our management approach and we believe there is a broader community and industry benefit in sharing this information.

The GLDs, which can be found on our website at www.bhpbilliton.com, are:

Aviation

Community

Environment

Fatal Risk Controls

Health

Marketing (HSEC elements)

Security and Emergency Management

Supply ‘Source to Contract’ (HSEC elements).

Managing our material risks

By understanding and managing our risks, we provide greater protection to our people, communities and assets, and increased certainty and confidence for our shareholders, customers, suppliers and the communities in which we operate. Effective management of risk is vital to the continued growth and success of the Group.

Our Risk Management GLD provides the framework that embeds risk management into our business activities, functions and processes. The effective identification, assessment and management of risk forms the basis of our management approach to sustainable development. Embedding risk management processes into our critical business systems allows us to adopt an active and consistent approach to risk management that is based on valid data and sound science.

A broader discussion of our risk management approach is provided in section 1.5 of our Annual Report 2012.

2 BHP BILLITON SUSTAINABILITY REPORT 2012

Assessing risks and establishing controls

We identify risks material to our business and take into consideration the potential health, safety, environmental, social, reputational, legal and financial impacts. The severity of any particular risk is assessed according to a matrix that describes the degree of harm, injury or loss from the most severe impact associated with a specific risk. Risks are considered material if they meet either of the maximum foreseeable loss (MFL) or residual risk rating (RRR) criterion.

MFL is the plausible worst-case scenario for any risk when all active risk controls are assumed to be ineffective. The RRR represents the level of residual risk associated with the particular material risk after taking into account the controls that are already in place and have had their effectiveness tested.

The objectives of the risk assessment process are to understand the nature and tolerance of the material risks for the Group and to ensure they are managed through the verification of critical controls.

Potential HSEC events that may have a material adverse impact on our operations include fire, explosion or rock fall incidents in underground mining operations, personnel conveyance equipment failures in underground operations, aircraft incidents, incidents involving light vehicles and mining mobile equipment, ground control failures, well blowouts, explosions or gas leaks, isolation, working from heights or lifting operations. Additional environmental incidents that have the potential to create a material impact include uncontrolled tailings breaches, subsidence from mining activities, escape of polluting substances and uncontrolled releases of hydrocarbons. Health risks faced include fatigue and occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist. Longer-term health impacts may arise due to unanticipated workplace exposures or historical exposures to hazardous substances by our workforce. Infectious diseases such as HIV/AIDS and malaria may have a material adverse impact upon our workers or on our communities and they also may be affected by potential pandemic influenza outbreaks. Community protests or civil unrest, and inadvertent breaches of human rights or other international laws or conventions also pose a risk.

Risk Management Plans are established to assess, control and monitor material risks. In FY2012, we increased the emphasis on critical control verification through a GMC key performance indicator (KPI). The KPI stipulated that each BHP Billiton asset develop critical control verification processes for its material HSEC risks that have a MFL rating and RRR above agreed tolerability levels. Our risk management processes are consistent with the hierarchy of controls described in Article 6 of International Labour Organization Convention 176, Safety and Health in Mines, 1995.

Our sustainability governance structure

The Board governs the Group in a manner consistent with Our Charter values, our business strategy and our commitment to a transparent and high-quality governance system. The Board has established a number of committees to assist it in exercising its authority and to monitor the performance of the business.

The Sustainability Committee assists the Board in oversight of HSEC matters. This includes overseeing areas relating to HSEC risk, compliance with applicable legal and regulatory requirements, and overall Group HSEC performance.

The Board also delegates authority to the Chief Executive Officer (CEO) to manage the Group in its pursuit of creating long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. To assist the CEO, the GMC was established to oversee the performance of the organisation and to regularly review matters that are strategic and long-term in nature or have the potential to significantly affect the Group’s performance.

More specifically, management is accountable for the implementation of sustainability-related processes and performance to comply with our suite of HSEC GLDs. Internal audits are conducted to test compliance with the requirements of the HSEC GLDs. In addition, HSEC audits also address HSEC risk management and HSEC data integrity. We regularly audit the effectiveness of our management of material risks; and during FY2012, 28 such audits were conducted. Audit results are used by management to create detailed action plans where the businesses have not yet achieved full compliance with the GLD requirements. Key findings are reported to senior management, and summary reports are considered by the Sustainability Committee of the Board and, where appropriate, by the Risk and Audit Committee of the Board.

BHP Billiton Sustainable Development Governance

Risk and Audit Committee of the Board

BHP Billiton Board

Executive Management*

Customer Sector Groups (CSGs)

Business Line Management

Sustainability Committee of the Board

Group HSEC

CSG HSEC Representatives

HSEC Personnel

* Authority to manage the business is delegated to the CEO. The CEO on-delegates authority to committees, including the GMC, and individuals.

BHP BILLITON SUSTAINABILITY REPORT 2012 | 3

Our performance

The 2012 financial reporting year marked the end of our HSEC target period from FY2007 – FY2012. The table below shows our performance in FY2012 and our overall performance against the FY2007 – FY2012 targets.

■ Not achieved ■ Achieved

Target [1]	Performance	
Zero Harm	**Result**	**Commentary**
Zero fatalities	Not achieved	Three fatalities at our controlled operations
Zero significant environmental incidents and zero significant community incidents	Achieved	No significant environmental or community incidents
Health		
All operating sites to finalise baseline health exposure assessments on occupational exposure hazards for physical exposures	Achieved	Target achieved in FY2010
15% reduction in potential employee exposures (but for the use of personal protective equipment) over the occupational exposure limit (OEL)	Not achieved	An 8% reduction in potential employee exposures [2] (but for the use of personal protective equipment) compared with the FY2007 base year
30% reduction in the incidence of occupational disease	Not achieved	A 22% reduction in the incidence of employee occupational disease compared with the FY2007 base year. The greatest number of cases related to musculoskeletal illness and noise induced hearing loss
Safety		
50% reduction in total recordable injury frequency [3] (TRIF) at sites	Not achieved	TRIF for FY2012 was 4.7, a 36% reduction compared with the FY2007 base year
Environment		
Aggregate Group target of 6% reduction in greenhouse gas (GHG) emissions per unit of production	Achieved	A 16% reduction in GHG energy intensity compared with the FY2006 base year
Aggregate Group target of a 13% reduction in carbon-based energy per unit of production	Achieved	A 15% reduction in energy intensity compared with the FY2006 base year
Aggregate Group target of a 10% improvement in the ratio of water recycled/reused to high-quality water consumed	Achieved	A 29% improvement in the ratio of water recycled/reused to high-quality water consumed compared with the FY2007 base year
Aggregate Group target of a 10% improvement in the land rehabilitation index	Not achieved	A 1% decline on the land rehabilitation index compared with the FY2007 base year
Community		
1% of pre-tax profits to be invested in community programs, including cash, in-kind support and administration, calculated on the average of the previous three years' pre-tax profit	Achieved	US$214 million invested in community programs, including US$65 million contributed to BHP Billiton Sustainable Communities, our UK-based charitable company

(1) The baseline year for the target is 1 July 2006 – 30 June 2007 (FY2007), except for Energy Use and Greenhouse Gas Emissions, where it is 1 July 2005 – 30 June 2006 (FY2006).
(2) Operational assets are the only ones to provide occupational exposure data.
(3) The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked. We adopt the United States Government Occupational Safety and Health Administration guidelines for the recording and reporting of occupational injury and illnesses.

Other key highlights

	Underlying EBIT US$M	GHG – Total Scope 1 & 2 Mt CO_2-e	Water Use – High-Quality Total ML	Average Employees Number	Average Contractors Number	Community Investment US$M
2012	27,238	40.2	148,000	46,370	78,813	214

More detail on our performance is available in the Appendix of this Report. Further information on our FY2012 financial information can be found in section 1.4.1 of the Annual Report 2012, which can be found on our website at *www.bhpbilliton.com*.

4 | BHP BILLITON SUSTAINABILITY REPORT 2012

Our new HSEC targets

New Health, Safety, Environment and Community (HSEC) targets were introduced at the start of FY2013. We established these targets using a comprehensive process to ensure they embody *Our BHP Billiton Charter* values and reflect our most material HSEC risks. The targets help us to remain focused and improve our HSEC performance by delivering measurable outcomes in the areas that matter most to our Group.

Our targets are designed so that our businesses own and integrate them seamlessly into their established five-year business planning processes. Our senior executives, including the Group Management Committee, will adopt annual key performance indicators aligned to meeting these targets. The achievement of these targets is also supported by the underlying performance requirements detailed in our HSEC suite of Group Level Documents (GLDs), and is available online at *www.bhpbilliton.com*. We have introduced a number of new elements that build on our previous targets, while others reflect our commitment to progressive leadership and performance within the areas of HSEC.

Progress against our targets is reported to senior management and the Sustainability Committee of the Board on a regular basis. Performance against the targets and the effectiveness of relevant controls is assessed by internal audits, and the annual performance assessment is presented in our Sustainability Report.

We believe we will be challenged and our capabilities further developed as we endeavour to deliver our new HSEC targets. The integrity of our performance management systems will provide a transparent account of our performance, enabling us to credibly report to our stakeholders our progress against these metrics.

HSEC targets for FY2013 – FY2017

Target	Target context	Target date
Safety		
Zero fatalities at our controlled operations.	The safety and health of our people is our priority and integral to every aspect of our business. We are determined to operate without work-related fatalities. Our target of zero fatalities at our controlled operations emphasises the need for our businesses to remain vigilant and focused on the control of their fatality-related risks. To this end, our operations are required to have systems, processes and controls in place to identify, assess and mitigate potentially fatal risks.	Annual
Year-on-year improvement of our total recordable injury frequency (TRIF).	We use TRIF as an indicator in highlighting broad personal injury trends.	Annual
Conduct annual reviews for alignment with the Voluntary Principles on Security and Human Rights (VPs) and implement improvement plans to close out identified gaps.	We are signatories to the VPs, and we use both public and private security providers in protecting our people and our assets. Security providers' alignment with the VPs is pivotal to our ability to maintain the safety and security at our operations, while respecting the fundamental freedoms and human rights of our stakeholders. Annual reviews are conducted to assess our alignment and to verify that security providers are acting in accordance with the VPs. We also use the reviews to identify improvement opportunities and activities that support the implementation of the VPs.	Annual
Health		
In addition to the use of personal protective equipment (PPE), which safeguards our workforce, we will reduce potential occupational exposure[1] to carcinogens and airborne contaminants by 10%.	While PPE currently safeguards our people, we believe improving our occupational exposure controls will offer greater protection and can further improve our performance. Improvements will be achieved through the implementation of exposure reduction projects that have been identified by each asset and will be compared with our baseline exposures and OELs. Our businesses continue to implement ways to control exposures at their source.	30 June 2017
Environment		
No significant environmental incidents resulting from our controlled operations.	Our priority is to avoid or minimise any adverse environmental impacts from our operations. To achieve this, operations are required to have management plans and controls in place to identify, assess and mitigate environmental impacts, thereby minimising the potential for significant environmental incidents.	Annual
We will maintain total greenhouse gas emissions below FY2006 levels[2], while we continue to grow our business.	We believe that we all have a responsibility in addressing climate change. With this in mind, we are committing to limit our FY2017 greenhouse gas emissions to FY2006 levels. This will require us to actively pursue and implement abatement opportunities.	30 June 2017

(1) For exposures exceeding our occupational exposure limits if not for the use of PPE.
(2) FY2006 baseline will be adjusted for material acquisitions and divestments based on asset emissions at the time of the transaction.

continued…

BHP BILLITON SUSTAINABILITY REPORT 2012 | 5

Our new HSEC targets continued

HSEC targets for FY2013 – FY2017 continued

Target	Target context	Target date
Environment continued		
All operations to develop dedicated management plans, including controls to prevent, minimise, rehabilitate and offset impacts to biodiversity and the related benefits derived from ecosystems.	Securing access to land and managing it effectively are essential components of our commitment to operate in a responsible and sustainable manner. This requires our operations to understand the environment they operate in and establish controls to manage land holdings and to prevent or minimise associated impacts to biodiversity and the related benefits derived from ecosystems.	Annual
We will finance the conservation and continuing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance.	The maintenance of biodiversity and ecosystems for future generations is paramount in the way we think about the environment. As such, we will broaden our environmental activities and contribute through conservation to lasting environmental benefits beyond what could be achieved by our operations alone. Land conserved will be measured through implemented conservation projects.	30 June 2017
All operations with water-related material risks, inclusive of volume and quality considerations, will set targets and implement projects to reduce their impact on water resources.	Our operations rely on the ability to obtain the appropriate quality and quantity of water for our activities and to demonstrate that we are managing this resource responsibly. Our diverse and geographically distinct operations face a range of water-related issues, including volume and quality considerations (e.g. some operations have excess water); and no single Group numeric target can address the multitude of issues adequately. All operations are required to implement Water Management Plans that detail controls to limit our impact on water resources. Where water-related material risks are identified, each operation is required to set targets and implement tailored projects to specifically address these risks and to monitor and report progress on project implementation.	Annual
Community		
No significant community incidents resulting from our controlled operations.	We strive to avoid or minimise any adverse impact of our operations on our communities. To achieve this, operations are required to have Stakeholder Engagement Management Plans, as well as processes and controls in place to identify, assess and mitigate incidents that may potentially impact our communities.	Annual
1% of pre-tax profits invested in community programs, including cash, in-kind support and administration, calculated on the average of the previous three years' pre-tax profit.	We are committed to making a positive contribution to society and are focused on supporting programs that have a positive effect on the quality of life of people in our host communities. The 1% of pre-tax profits voluntarily invested in community programs is in addition to royalties, taxes and legislated contributions.	Annual
All assets to have local procurement plans with targets included in their Community Development Management Plans.	Supporting regional businesses creates long-term financial and non-financial benefits by contributing to the livelihoods of people in host communities and, in doing so, enhances our licence to operate. Assets are required to establish formal local procurement programs focused on increasing the capacity of the local community to provide products and services to our operations and other businesses. The focus will be on enhancing the capacity and opportunity for economic participation of locally based small to medium enterprises in our businesses.	Annual

6 | BHP BILLITON SUSTAINABILITY REPORT 2012

Focusing our efforts on the things that matter most

Identifying our focus areas

We identified the sustainability issues included in this Report through a three-step materiality process. Step one of the process included identifying issues by reviewing our internal risk registers, enquiries from our shareholders and investors, daily print media coverage and by an independent review of issues raised by non-government organisations and global electronic and print media. Step two involved rating the significance of these issues to our stakeholders and the potential impact on our business as low, medium or high.

The third step was to review the issues and seek feedback. One of the ways we did this was through our Forum on Corporate Responsibility. We also asked our Health, Safety, Environment and Community leaders in each of our Customer Sector Groups to review the issues, assign ratings and advise of any gaps. The issues were reviewed by the Sustainability Committee of the Board and reassessed throughout the preparation of this Report.

The themes that are common to a number of material issues have been grouped into focus areas for the purpose of this Report, as outlined in the diagram. Each of these focus areas is discussed on the following pages, with supporting performance data provided in the Appendix.

Governance People Environment Society

Our focus areas

Keeping our people safe and healthy

Employing and developing our people

Reducing our climate change impacts

Managing water

Managing land and enhancing biodiversity

Ensuring meaningful engagement with our stakeholders

Making a positive contribution to society

Understanding and managing our human rights impact

Reporting transparently and behaving ethically

BHP BILLITON SUSTAINABILITY REPORT 2012 | 7

People

Escondida - Chile

Our people are the foundation of our success; their safety and health comes first.

Our approach

Our workforce is comprised of an average of 46,370 employees and 78,813 contractors; their safety and health and that of the broader communities in which we operate is central to the success of our business. Regardless of where our people are located, the business in which they operate or the type of work they undertake, we strive to create a working environment that is safe and free from occupational illness.

It is critical that our people are fit for work. The acute and immediate nature of serious accidents can make them an obvious health and safety focus; however, the long-term disabilities associated with chronic exposure to health risks are equally serious. We are continuously working to reduce the potential for these exposures. We also work with the communities in which we operate to support programs focused on significant community health and safety issues (such as malaria, HIV/AIDS and road safety), which may also affect our people and their dependants.

Attracting, employing and developing talented and motivated people, who share our values, is critical to our long-term sustainability. Each individual brings unique skills, experience and perspectives, and we recognise that we are strengthened by diversity. We are committed to providing a work environment in which everyone is treated fairly and with respect and has the opportunity to maximise their potential.

In this section, we highlight our activities and performance in two of our focus areas:

1 Keeping our people safe and healthy.

2 Employing and developing our people.

8 | BHP BILLITON SUSTAINABILITY 2012

Keeping our people safe and healthy

Implementing and verifying critical controls is essential to delivering a safe and healthy workplace.

Why this is a focus area

The safety and health of our people is core to every aspect of our business. Having our people return home safe and well at the end of each day, and enabling them to end their working life fit and healthy, is central to everything we do. This is reflected in the processes and controls we have in place throughout our organisation.

Key issues

The key safety and health issues that we faced in FY2012 related to adhering to isolation and permit-to-work procedures and to reducing potential occupational health exposures, particularly to carcinogens and airborne contaminants, noise-induced hearing loss, musculoskeletal injuries and fatigue.

We reviewed and updated our Fatal Risk Controls Group Level Document (GLD). In particular, we provided further clarity about controls associated with isolation and permit-to-work, including expectations around change management and ensuring those involved in the work fully understand the hazards and associated controls. The GLD details steps required to identify, assess and control seven key risk areas for our business: vehicles and mobile equipment, explosives and blasting, ground control, hazardous materials, isolation and permit-to-work, work at height, and lifting operations. In FY2012, we also undertook a project to assess how to more effectively apply permit-to-work controls in our underground mines and the results of this work are also reflected in the updated GLD.

The controls that we implement to address these risks are consistent with Articles 6 to 12 of International Labour Organization (ILO) Convention 176, Safety and Health in Mines, 1995. We focus on improving our workplaces, using the recognised hierarchy of controls and work practices to minimise the need for personal protective equipment (PPE), which we provide to all employees and contractors as required.

www Managing material risk

Our safety and health performance

The FY2012 total recordable injury frequency (TRIF) performance of 4.7 per million hours worked improved by six per cent compared with FY2011 (5.0) and while we have not met our TRIF target of 3.7 it has reduced by 36 per cent since the FY2007 base year. Although our injury rates and statistical measures showed a steady improvement, we are reminded by the three fatalities in FY2012 that lower injury rates alone do not prevent fatalities.

In FY2012, the incidence of occupational illness was 43.7 cases per 10,000 employees, an increase of 7.4 per cent compared with 40.7 cases per 10,000 employees in FY2011*. However, since 2007, we have achieved a 22 per cent reduction in the incidence of occupational illness against a target of 30 per cent. Forty-one per cent of these cases were due to noise-induced hearing loss and 44 per cent due to musculoskeletal illness.

The increased number of cases led our operations to increase their focus on control effectiveness for these hazards. In reducing the impact of noise, some of our operations adopted custom-made hearing protection devices, which are individually fitted to optimise their protective capacity.

Total Recordable Injury Frequency

8.0

6.0

4.0

4.7

2.0

0

FY2008

FY2009

FY2010

FY2011

FY2012

Occupational Illness Cases*

Occupational Illness per 10,000 employees 60 50 40 30 20 10 0 FY2008 FY2009 FY2010 FY2011 6.3 19.2 18.0 FY2012 0.2 Other Illnesses Musculoskeletal Respiratory Diseases Noise Induced Hearing Loss

* In FY2012 internal audits identified that some illnesses had not been recorded as required in FY2011. Consequently, the number of employee illnesses for FY2011 increased and has been adjusted. Employee data is based on head count as at 30 June 2012.

People

Environment

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BHP BILLITON SUSTAINABILITY REPORT 2012 | 9

Keeping our people safe and healthy continued

Safer vehicles for our global operations

During FY2012, the Group established a global requirement that all new BHP Billiton purchased or leased vehicles must have a 5 Star New Car Assessment Program (NCAP) safety rating. Existing light vehicles, including those belonging to contractors, will be phased out so that all vehicles meet the 5 Star NCAP safety rating by 1 January 2016. This will eliminate the current complex practices of retrofitting vehicles with additional features, such as roll bars, bull bars and other devices. Future modifications to 5 Star NCAP compliant vehicles will be limited to signage and visibility requirements, and must not affect the stability or reduce the 5 Star NCAP safety rating of the vehicle.

We work actively with the road safety industry and key vehicle manufacturers to ensure the most relevant safety technologies are adopted globally.

Our decision to move to the highest NCAP safety rating will, by 2016, improve the safety rating of an estimated 50,000 vehicles a year in Australia alone, resulting in broad community benefits as safer vehicles appear on the road.

Operations are addressing musculoskeletal illness through movement and wellness initiatives and the identification and control of ergonomic health risks. Case management is mandated when an individual is identified as having a work-related illness or injury.

Embedding safety and health controls

Regardless of our rate of growth, the ability to grow our organisation safely is essential. We remain vigilant in our focus on material risks, ensuring that we have the appropriate controls in place to address these risks and that our people are appropriately trained. To this end, we are supporting our engineering, procurement and construction management contractors in managing their safety and health risks. Performance requirements related to the identification and management of material risks are required for our major capital projects.

Expectations for safety and health outcomes, as well as safety rules and definitions that classify incidents, are applied uniformly across our workforce. We also adopt the United States Government Occupational Safety and Health Administration guidelines for the recording and reporting of occupational injury and illnesses.

www Controlling risk through system custodian processes

Managing our emergency response and business continuity

Conducting internal benchmarking of our processes is a vital element of our approach to risk management. In recent years, our industry has faced a number of serious underground mine incidents. In light of these, during FY2012, we incorporated the findings from an Emergency Preparedness Escape and Rescue Management Workshop held in May 2011 into our Security and Emergency Management GLD. The workshop brought together representatives from each of our underground mines. With the assistance of industry expert David Cliff, Professor of Occupational Health and Safety in Mining and Director, Minerals Industry Safety and Health Centre, University of Queensland, we examined, discussed and reviewed our standards and procedures to assess our ability to effectively manage and respond to an underground crisis. The Security and Emergency Management GLD also requires our operations to have systems in place to identify, manage and effectively respond to foreseeable crises and emergencies. Collectively, these requirements are designed to enable our operations to safely return to full function as swiftly and smoothly as possible.

10 | BHP BILLITON SUSTAINABILITY REPORT 2012

Preventing illness and disease through effective controls

Respirable silica dust is an industry-wide occupational risk and if not controlled effectively may result in respiratory disease. At Klipspruit colliery, part of our Energy Coal South Africa Asset, we instituted controls that include a combination of water-based dust suppression and regular servicing of air-conditioning filters and cabin seals to reduce our workforce’s potential exposure to respirable silica dust. Klipspruit is measuring the effectiveness of these controls through real-time dust monitoring of drill operator cabins.

The cabin monitoring system detects failures in the dust suppression controls. Preliminary data indicates a 55 per cent reduction in respirable silica dust exposure to below the occupational exposure limit (OEL) following implementation of these controls.

www Ensuring control effectiveness to prevent illness and disease

Safely undertaking deepwater drilling

Deepwater oil and gas exploration is an important aspect of our worldwide business. Our team of skilled drilling professionals, comprehensive processes and systems are fundamental to ensuring our deepwater drilling operations are conducted in a safe manner that comply with the United States Bureau of Ocean Energy Management, Regulation and Enforcement regulations and our own strict requirements. Following the oil spill from BP’s Macondo well in the Gulf of Mexico in April 2010, we reviewed our deepwater drilling safety standards to assess the effectiveness of our existing risk management controls, which were tested and improved where required.

Managing aviation risk

Aviation is a significant material safety risk. We move a substantial number of people by chartered aircraft each year.

Our Group aviation safety assurance process continues to use the Flight Safety Foundation Basic Aviation Risk Standard to satisfy the minimum technical requirements for our contracted aviation activities. In FY2012, through our Aviation GLD, we enhanced the operational review process undertaken by our aviation specialists to assess the effectiveness of aviation critical controls. The Aviation GLD was also updated to provide greater emphasis on operational readiness and airfield infrastructure.

We engage with our aviation specialists to ensure we maintain the necessary balance between audit and approval of aircraft operations and the risk-based operational assurance reviews in the field.

Occupational health exposures

Health risks faced by our people include fatigue and other causes of impaired fitness for work, as well as occupational exposure to noise, silica, manganese, diesel exhaust particulate, fluorides, coal tar pitch, nickel and sulphuric acid mist.

Our priority is to control occupational exposures at their source. This priority was supported by a Group Management Committee key performance indicator in FY2012, which led to each asset developing a five-year project pipeline to reduce exposures to carcinogens and airborne contaminants. Each asset also forecast the number of exposures to our people that would be reduced for each new exposure reduction project implemented.

We did not achieve our target of reducing potential employee exposures by 15 per cent by the end of FY2012, compared with the FY2007 base year. However, we have seen a 41 per cent reduction since FY2009 in the number of carcinogen exposures to our employees that potentially exceed the occupational exposure limit. This does not take into account the protection afforded by PPE.

Our Health GLD requires that an exposure risk profile be established and maintained for our employees and contractors and that relevant exposure controls be identified and implemented. If the potential exposure to harmful agents exceeds 50 per cent of the OEL, medical surveillance is implemented to identify potential illness or health effects at an early stage and to provide feedback as to whether the exposure controls we have in place are functioning as designed.

People

Environment

Society

Governance

BHP BILLITON SUSTAINABILITY REPORT 2012 | 11

Keeping our people safe and healthy continued

Controlling malaria prevalence in our workforce

In some countries where we operate, malaria is a serious health risk to our workforce and the broader communities. Initiatives to address infection rates in southern Mozambique, in the areas surrounding our Aluminium Mozal Operation, have been extremely successful, with malaria prevalence in the controlled area being reduced by 80 per cent over a period of eight years.

Spraying, and distribution of more than 44,000 bed nets has helped to control malaria prevalence in the region. Education initiatives have also highlighted the need to eliminate breeding sites to prevent emergence of adult mosquitos, and informative materials on malaria prevention and treatment have been widely distributed in the community.

The review of our OELs is a continual and ongoing process.

In April 2012, we reduced the OEL for fluorides, requiring our Aluminium operations to review engineering controls in the reduction area, where the majority of fluoride exposure exists, and implement additional respiratory protection programs.

Our Health, Safety, Environment and Community Reporting GLD requires our operations to regularly record and communicate potential occupational health exposures up to the Group level. This enables us to devise the framework to address these exposures in the future.

In line with our commitment to providing a safe and healthy work environment, we expect our people to function at an acceptable level of performance and require that they are not impaired by illegal or legal drugs, including alcohol, while at work or when conducting Company business. Where appropriate, drug and alcohol screening is conducted to minimise the risk of related incidents and injuries. Our employees and contractors are informed of, and accept, their responsibility to be fit for work and we have developed drug, alcohol and fatigue management education programs at our operations to minimise risks associated with these health issues.

www Reducing silica dust exposure

www Reducing personnel exposure in underground mining

Managing fatigue

In many of our operations, the potential exists for our people to be exposed to situations that lead to fatigue, and we understand the serious implications that can result from poor fatigue management. Fatigue can directly affect health, create safety risks, affect productivity and have broad-reaching effects on the wider community. We encourage our people to be aware of their own personal signs of fatigue and to be well rested prior to commencing work and a number of our operations provide fatigue management and awareness training.

Our objective is to reduce the potential for fatigue in our people and mitigate its effects. Our Health GLD explicitly details the need for our operations to identify causes of fatigue, assess fatigue-related risks and implement controls to manage the identified risks. One such initiative being adopted has been the installation of infra-red sensors to the dashboard of mobile equipment to detect driver drowsiness at our New Mexico Coal Asset. The system has raised worker fatigue awareness and the number of fatigue-related incidents has decreased.

www Managing worker fatigue

Serious disease

BHP Billiton operations with a high exposure to serious diseases, such as HIV/AIDS, malaria and tuberculosis, have education, training and counselling programs in place to assist employees. We also offer prevention and risk-control programs to employees and, where appropriate, to employees’ families and local communities. We help manage the impact of disease and protect the viability of our operations by assisting in caring for our employees and the wellbeing of our host communities.

In some communities where we operate, such as South Africa and Mozambique, the incidence of HIV/AIDS is among the highest in the world. For many years, we have adopted an active approach to managing the disease within our workplaces, drawing upon the ILO Code of Practice on HIV/AIDS. This includes conducting education programs, offering voluntary testing and counselling programs under the strictest confidentiality, and seeking to provide appropriate access to medical care for employees and their dependants.

‘HIV & ME’, launched in FY2012 by our Manganese South Africa Asset, is an education and prevention program targeting 20 schools in local host communities. The program aims to enable participants to make responsible and informed choices. Issues of stigma, gender bias and cultural challenges are addressed and students are provided with the skills to negotiate difficult situations and make responsible decisions.

During FY2012, we had malaria programs operating in Liberia, Guinea, Mozambique and Indonesia. In Liberia, Guinea and Mozambique, the programs sought to create self-sustaining initiatives to control malaria through education, spraying and providing bed netting. In Indonesia, an initial baseline study is currently being undertaken, which includes identifying malaria cases, parasites and infection rates. This will enable a malaria control strategy to be developed in the region where we operate.

12 | BHP BILLITON SUSTAINABILITY REPORT 2012

Employing and developing our people

We value promoting from within and seek to build a high-performance organisation through fair reward and recognition.

Why this is a focus area

Attracting, employing and developing people with exceptional skills who share our values provides us with a competitive advantage and is critical to our long-term sustainability.

Our people are encouraged to help deliver our strategy and achieve superior business results by applying their functional expertise and stretching their capabilities.

Recruiting our people

Recruitment is managed on a local basis by each CSG, Minerals Exploration, Marketing and Group Function. Employment is offered and provided based on merit. Every person applying for a job is evaluated according to their job-related skills, qualifications, abilities, aptitudes and alignment with Our BHP Billiton Charter values. We acknowledge that targeted affirmative action may be required to address historical imbalances and past discrimination through programs such as Indigenous employment and training and Black Economic Empowerment (BEE). Our businesses are required to have recruitment plans that reflect our current and future human resourcing requirements and that are aligned with broader business planning needs.

We seek to ensure strong internal candidate representation for roles, supplemented by external recruitment. Where local employment policies are in place we first look to recruit locally.

In FY2012, 54 per cent of our people including, 25 per cent of our management*, were drawn from the local community**. However, the remoteness of many of our operations often means we are unable to employ enough people locally to meet our business requirements. This can result in the need for operations to employ people who choose to work on-site but reside outside the community; this is generally known as a fly in, fly out (FIFO) workforce. We endeavour to accommodate as best we can the lifestyle sought by our people, and many prefer the flexibility and lifestyle afforded by FIFO arrangements. A FIFO workforce creates challenges and opportunities, and we continue to address the effects of this approach on our people and the communities in which we operate so that together we identify ways in which our operations can make a positive and meaningful contribution.

* Management includes senior leaders and managers at assets with local employment policies in place.

** Local community is defined at the operation-level and varies as a result of local terms and conditions but generally relates to the employee’s place or region of birth relative to the location of the operation.

Employees by Geographic Region

Australasia 42%

South America 24%

Africa 22%

North America 9% Asia 2%

Europe 1%

Contractors Engaged at our Owned and Operated Assets by Region

Australasia 49%

South America 30%

Africa 15%

North America 4% Asia 2%

Europe <1%

Developing and rewarding our employees

We develop the skills and capabilities of our workforce through regular performance reviews combined with training and development programs. Our practices and processes are designed to ensure performance is measured on fact-based outcomes and to reward people for their achievements. Performance is measured and rewarded in a transparent process.

In FY2012, a formal performance review process was undertaken for applicable employees, which comprised 75 per cent of our employee population. This process included a review of an employee’s development plan, which may consist of training and development programs to maximise their performance and potential. Due to the structure and provisions of some industrial agreements not all employees participate in individual performance reviews.

In FY2012, on average each employee received 61 hours of training. Training and development programs are designed and implemented at the operation level to support local requirements. As part of the mandatory induction process all employees and agency contractors receive training on health and safety, Our Charter, the BHP Billiton Code of Business Conduct and anti-corruption.

People

Environment

Society

Governance

BHP BILLITON SUSTAINABILITY REPORT 2012 | 13

Employing and developing our people continued

Investing in our future leaders

Our Foundations for Graduates Program is an award-winning, two-year program designed to transition our graduates from study to work and provide them with development opportunities in their early working years. Each year, approximately 500 new graduates from a variety of disciplines participate in the program. Graduates gain on-the-job experience through analysing and solving real business issues.

In FY2012, we ran an Executive Leadership Program, which sought to align our senior leaders to deliver on our future priorities and vision. Senior leaders were provided with tools to support them in cascading key themes and outcomes through the organisation. Our Accelerated Leadership Development Program, which has been running for the past four years, is focused on providing our organisation’s future leaders with the necessary skills to deliver our strategy.

www Developing our people to enable future business growth

Supporting workforce diversity

We strive to achieve diversity, in all its forms, at all levels of our organisation. Our Board of Directors, for example, is made up of 13 members, representing seven nationalities. Two members are female and all are aged 50 and over. Our aspiration is to have a workforce that best represents the communities in which our assets are located and our employees live. In FY2011, we committed to three key measurable objectives to enhance our diversity profile.

Firstly, our businesses were required to develop and implement a diversity plan dedicated to achieving diversity of gender, skills, experience and ethnicity, while taking into account legislative requirements. These multi-year diversity plans were further refined in FY2012 by identifying measurable objectives that would result in an improved diversity profile. The objectives that were identified through this process formed a part of each business’s performance requirements and were considered in determining bonus remuneration. Monitoring and tracking performance against diversity plans will continue to be undertaken as part of the Group’s internal compliance and remuneration requirements.

In FY2012, all businesses made progress against their diversity objectives; initiatives undertaken included leadership workshops to bolster understanding of unconscious bias and actions that support or impede inclusion, development and implementation of manager toolkits on diversity and inclusion, review of recruitment practices to assist with removing unconscious bias and to assist in attracting females, and delivery of mentoring programs for Indigenous employees.

Secondly, we committed to increasing female participation in our Accelerated Leadership Development Program. In FY2012, female participation in the program was 43 per cent, against a target of 40 per cent.

Thirdly, we are reviewing our graduate recruitment process and identifying and implementing the necessary actions to address low female representation. Initiatives to increase female graduate intake will be implemented at the Group-level and Asset-level and will include targeted advertising, sponsorships and partnering with university and industry bodies.

Females comprise 17 per cent of our total employee numbers.

Pay equity across our 406 senior leaders is based on skills, experience and size of role; the male-to-female salary ratio is 1.034:1.000.

14 | BHP BILLITON SUSTAINABILITY REPORT 2012

Fostering mutually beneficial relationships

Relationships with our employees and our stakeholders are built on mutual respect.

Due to the breadth and geographic diversity of BHP Billiton, our assets operate under a number of legislative regimes and our employment arrangements range from collective to individual employment contracts. Within this diverse global framework, we recognise the right of our employees to freely associate and collectively bargain where they choose to do so. From time to time, we provide comment in relation to regulatory reviews regarding workplace relations. In providing this comment, our objective is always to ensure the regulatory frameworks are workable and fair to both employees and employers.

In FY2012, 50 per cent of our employees were covered by collective arrangements. We work closely with contracting companies to encourage them to ensure that their employee relations are governed in a manner consistent with Our Charter and the Code of Business Conduct.

In line with our employee relations approach, we believe that ensuring our employees are directly engaged with the business and aligned with our goals is the most effective way of avoiding any form of industrial disruption. We have developed comprehensive contingency plans to ensure that our operations experience as little disruption as possible. In instances where we do encounter industrial disruption, our aim is always to minimise the impact on our customers in line with our commitment to shareholders and, above all, to maintain the safety of our employees and contractors.

However, in FY2012 there was one labour strike in one of our operations in South America of more than a week duration. Our Australian-based BHP Billiton Mitsubishi Alliance (BMA) Asset has also been subject to extensive industrial disruption between June 2011 and July 2012. BMA is committed to settling a new agreement in the interests of all concerned.

People and our strategy

We manage significant organisational change locally and consult with our employees about changes that affect them, seeking input and guidance where possible. We are committed to complying with legislative requirements across the jurisdictions in which we work. In addition to legislative requirements, BHP Billiton’s labour agreements include minimum notice periods for termination of employment ranging from one week to three months. We regularly review our business performance to ensure we are operating in line with our strategy and reducing complexity by simplifying processes and stopping low value-adding activities. In FY2012, these reviews led to a number of business decisions, including:

• We consolidated our Aluminium and Stainless Steel Materials CSGs into one CSG known as Aluminium and Nickel.

• We suspended operations for 90 days at our Australian Tasmanian Electro Metallurgical Company Pty Ltd (TEMCO) manganese alloy facility to review the economic viability of continuing operations. After extensive stakeholder consultation and the identification of significant cost reduction opportunities, in May 2012, we announced our decision to restart TEMCO which is currently in progress and planned to be completed by the end of 2012.

• We announced our Base Metals Pinto Valley open-cut copper mine in Arizona, United States, is expected to recommence operation by the end of 2012.

• We acquired HWE Mining Subsidiaries from Leighton Holdings, who provided contract mining services to our Western Australia Iron Ore operations. The move to an owner-operator model removed a layer of complexity and cost from our business and delivered significant workforce advantages. Transitioning to an owner-operator model in this way is a lower-risk strategy for the Company and eliminated the need to replace the highly skilled and long-serving HWE contractors through direct recruitment.

• We completed the acquisition of Petrohawk Energy Corporation in August 2011. Petrohawk has a focused portfolio of three world-class onshore natural gas and liquids-rich shale assets, which builds on our acquisition of Fayetteville shale in Arkansas, United States. We have retained Petrohawk’s sizeable US-based workforce, which has been at the forefront of the technological innovation that brought about the economic viability of US shales.

• BMA indefinitely ceased production at the Norwich Park coal mine in Queensland, Australia. All employees affected by the decision and wishing to remain with the Company were able to be redeployed.

We recognise that such business decisions impact our workforce and we offer employee assistance programs to assist those affected. In instances where our people need to find alternative employment, where possible we redeploy them within our business or assist in finding alternative external opportunities.

People

Environment

Society

Governance

BHP BILLITON SUSTAINABILITY REPORT 2012 | 15

Environment

BHP Billiton Mitsubishi Alliance (BMA) – Australia

We seek to minimise the environmental impact of our operations, while contributing to lasting environmental benefits.

Our approach

We own and operate a diverse range of businesses in different countries and ecosystems around the world. We continue to improve our understanding of the sources, scope and extent of our resource use, environmental emissions and impacts and transparently report our performance. Our overarching goal for environmental management is to avoid or, where this is not possible, minimise our impacts while contributing to lasting environmental benefits across the regions where we operate.

We assess, plan and manage our environmental impacts across all phases of our business, from exploration to development, operation and closure. Our approach to environmental management is based on the robust identification and assessment of material risks. Where we can, we implement opportunities to avoid resource use, pollution or contamination.

Where such preventive actions are not feasible we investigate and implement options to minimise our impact. We then look to close this gap by implementing compensatory actions to address our residual impacts on the environment. In addition to our direct environmental management actions, we look at opportunities, such as conservation, to deliver lasting environmental benefits. Throughout this process, we engage with stakeholders and take their perspectives and knowledge into account in our decision-making.

In this section, we highlight our activities and performance in three of our focus areas:

1 Reducing our climate change impacts.

2 Managing water.

3 Managing land and enhancing biodiversity.

16 | BHP BILLITON SUSTAINABILITY REPORT 2012

Reducing our climate change impacts

As a global organisation operating in an energy-intensive industry, we are actively managing risks associated with climate change.

People

Environment

Society

Governance

Why this is a focus area

We believe the mainstream science of climate change is correct; human activities are having an impact on our climate and this may pose risks to our social and economic wellbeing. We also recognise that we have a social and economic responsibility to constructively engage on climate change issues. By understanding the risks and opportunities of climate change and how these affect our organisation, we believe we can reduce our own impact on the environment and make a positive international contribution to the issue.

Potential impacts of climate change on our organisation

Our operations and fossil fuel products are exposed to potential financial risks from regulations to control greenhouse gas (GHG) emissions. In the medium and long term, we are likely to see changes in the cost structures of our GHG intensive assets as a result of regulatory requirements in the countries where we operate. This may also have implications for our suppliers and customers. Inconsistency of regulations, particularly between developed and developing countries, could affect the investment attractiveness of assets in different jurisdictions.

Potential physical impacts of climate change on our operations may include changes in precipitation patterns, increased storm intensities and higher average temperature levels, which may adversely affect the productivity and financial performance of our operations. During FY2012, we conducted an assessment to review the societal risks associated with climate change for our key businesses. A detailed discussion of regulatory, physical and other climate change risks and opportunities is included in BHP Billiton’s 2012 response to the Carbon Disclosure Project on www.cdproject.net.

Reducing energy intensity and greenhouse gas emissions

We strive to continually improve energy and GHG management. Our operations with material emissions must implement and maintain Energy and GHG Management Plans. These plans include a five-year forecast and identification, evaluation and implementation of energy-efficiency and GHG-reduction projects.

Emissions abatement and energy savings are key considerations in our decision-making, and we undertake transparent public reporting of our emissions. In FY2012, our carbon-based energy intensity and GHG emissions intensity were lower than the FY2006 baseline, by 15 per cent and 16 per cent, resulting in the successful achievement of our FY2012 target of 13 per cent and six per cent respectively. This result was primarily driven by the use of hydroelectric power to supply 98 per cent of the electricity needs at our Mozal aluminium smelter in Mozambique. The result also reflects successful implementation of energy efficiency projects and reductions of fugitive methane emissions.

Energy Use by Source

• Electricity 38%

• Distillate/Gasoline 25%

• Coal and Coke 17%

• Natural Gas 17%

• Other 3%

• Fuel and Process Oil <1%

Energy Use – Total

350 300 250 200 150 100 50 0

FY2008 FY2009 FY2010 FY2011 FY2012 295

Petajoules (PJ)

Greenhouse Gas Emissions by Source (1)

• Electricity 49%

• Fugitive Emissions 18%

• Coal and Coke 12%

• Distillate and Fuel Oil 13%

• Natural Gas 7%

• Other Sources <1%

• LPG <1%

Greenhouse Gas Emissions (1)

60,000 50,000 40,000 30,000 20,000 10,000 0

FY2008 FY2009 FY2010 FY2011 FY2012 20,200 20,000

kilotonnes CO2-e

Scope 2 (2)

Scope 1 (3)

(1) Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.

(2) Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by controlled operations.

(3) Scope 1 refers to direct GHG emissions from controlled operations.

BHP BILLITON SUSTAINABILITY REPORT 2012 | 17

New South Wales Energy Coal – Australia

Energy efficiency projects

Within Australia, in compliance with the national Energy Efficiency Opportunities (EEO) Act 2006, we progressed a number of energy efficiency measures. One example is at our Base Metals Cannington underground mine, in northwest Queensland, Australia, which now individually controls the start-up and shutdown of each of the mine’s secondary ventilation fans. The new system allows fans in areas of low or no activity to be individually shut down, saving approximately 100 terajoules of energy per year. The results of our participation in the EEO program for FY2012 will be available online in December 2012 at www.bhpbilliton.com.

We work collaboratively with communities and employees to reduce emissions and support internal emissions reduction projects. To this end, we committed to spending US$300 million over the 2008 to 2012 period to support the implementation of energy efficient and low GHG emission technologies.

We exceeded our commitment, having spent US$430 million on projects which are in various stages of implementation.

While this commitment was realised in FY2012, we remain focused on establishing projects that reduce our energy consumption and carbon emissions footprint.

Future greenhouse gas emissions abatement and targets

In FY2011 and FY2012, our Customer Sector Groups identified GHG emissions abatement projects and committed to implementing the most cost-effective options from FY2012 through to FY2017. The suite of abatement projects successfully implemented in FY2012 will deliver an annual GHG emissions reduction of up to 260,000 tonnes. The combined effect of all abatement projects to be undertaken through to FY2017 has enabled us to set an ambitious target to limit FY2017 GHG emissions equal to or below FY2006 levels.

18 | BHP BILLITON SUSTAINABILITY REPORT 2012

Engaging in policy development

The issues associated with climate change continue to be a challenge for governments, communities and industries around the world and it seems a global solution to climate change is some time away. Until then, nations are likely to continue to accelerate their domestic emissions reduction efforts and establish low-carbon economies, balancing their needs to ensure a reliable energy supply and sustain economic growth.

Governments globally are considering a variety of legislative and regulatory options to mitigate GHG emissions. In our view, assessing these options requires an understanding of their likely effectiveness, scale and cost, as well as their implications for economic growth and quality of life. We take an active role in climate change policy development in the key regions where we operate and market our products. We have developed six principles that outline what we believe climate change policies should deliver to best tackle carbon emissions reduction: clear price signal; revenue neutral; trade friendly; broad-based; predictable and gradual; simple and effective. In all instances of climate change policy development, we analyse and compare the various policy options by evaluating the degree to which they meet these principles. Although we are committed to contributing to the public debate on climate change, including sharing our knowledge and experience, we recognise that it is for government and society as a whole to decide which direction to take.

In recent years, we have actively engaged with the Australian Government on the development and implementation of its climate change policy response. During FY2012, we commented on the Australian Government’s draft Energy White Paper 2011, which will become the policy framework for government decision-making regarding energy sources in the years ahead.

In terms of the carbon price introduced in July 2012 as part of the Australian Government’s Clean Energy Future Plan, we continue to hold the view that this is just one of the potential policy measures that government can adopt to address climate change and that any policy response should be broad-based and use a portfolio of complementary measures to deliver abatement.

Independently, we maintain the Carbon Pricing Protocol, an internal mechanism for pricing carbon and determining carbon price impacts on our greenfield and brownfield developments and on mergers and acquisitions. Our Carbon Pricing Protocol includes a range of prices for developed and developing countries, based on likely scenarios of government requirements and technology deployment, as well as the associated costs and economic impacts. Our valuations for investment decisions and planning processes include the expected impacts of carbon emissions (both cost and price impacts). The Carbon Pricing Protocol is updated annually to reflect internal and external carbon price modelling and the proposed treatment of carbon permits in countries where we operate.

People

Environment

Society

Governance

Principles for addressing climate change policy development

1 Clear price signal – ensuring that the carbon price signal reaches consumers such that consumption is reduced and investment choices are made that favour low-carbon alternatives (as opposed to not communicating clearly to consumers that higher costs are required to change behaviour, thus not optimising the use of market mechanisms to decrease emissions).

2 Revenue neutral – returning aggregate revenues raised to individuals and businesses impacted by the carbon price (for example by a cut in taxes and individual lump sum grants) to maximally offset the impact of increased carbon costs (as opposed to carbon as a mechanism to increase total tax take and applying the additional revenue for general spending and backing ‘winning’ technologies).

3 Trade friendly – rebating emissions costs for trade-exposed products during the transition to a global system prevents emissions simply being transplanted to other countries where emissions prices are lower (as opposed to penalising trade-exposed products with additional costs that make them uncompetitive).

4 Broad-based – covering the broadest possible range of both carbon emission activities and low-carbon energy options in any plan ensures the largest base for emissions reduction (as opposed to placing the burden of carbon emissions reduction on a subset of emission sources and solutions).

5 Predictable and gradual – ensuring that future carbon costs are predictable facilitates investments that reduce emissions; a gradual change in price gives the economy time to adjust (as opposed to volatile costs that create uncertainty and stifle investment).

6 Simple and effective – a combination of a carbon tax, land-use actions and limited trading system (for example, for stationary electricity production only) is easy to implement and effective (as opposed to an encompassing trading system, which is theoretically economically efficient but highly complex and impractical).

BHP BILLITON SUSTAINABILITY REPORT 2012 | 19

Managing water

Water is essential for all aspects of our business, therefore our operations focus on addressing their water-related material risks.

Why this is a focus area

The sustainability of our operations relies on our ability to obtain the appropriate quality and quantity of water and to use this resource responsibly.

Managing water is a complex issue

Increased competition for water due to population growth, urbanisation and industrialisation, is affecting the quantity and quality of available water resources and poses a potential operational risk for our business. The social, cultural, environmental, ecological and economic values of water have led to greater scrutiny of responsible water use and expectations from our stakeholders for improved resource stewardship. We are experiencing greater governance, regulation and performance requirements in response to these expectations.

At the same time, climate change is likely to make the patterns and cycles of water flows less predictable, requiring flexible and adaptive responses. We also consider cumulative effects on water resources when multiple operations are active within a region.

www Olympic Dam and the sustainability of the Great Artesian Basin

Managing water risks across our operations

Water risks and impacts experienced by our operations vary from region to region and from site to site, with some sites facing multiple and conflicting risks, including water scarcity, water excess and water quality issues.

The range of potential water-related risks and their potential impacts on water resources, biodiversity and communities makes managing water a complex task for our businesses. To ensure these impacts are managed to an acceptable level, all operations are required to develop a Water Management Plan. This plan takes into consideration the baseline quantity and quality of water potentially affected, and quantifies the acceptable level of impact to water resources, taking into account regulatory requirements and stakeholder expectations. It also details the preventive and mitigating controls necessary to achieve the acceptable level of impact, with each operation required to implement a monitoring and review program that verifies the effectiveness of these controls.

In FY2012, we achieved our water target, with a 29 per cent improvement in the ratio of water recycled/reused to high-quality water consumed when compared with the FY2007 base year.

This was primarily due to the reduction in high-quality water use and increase in desalinated water use at our Base Metals Escondida Asset.

Our new water target requires all operations with water-related material risks, including volume and quality considerations, to set targets and implement projects to reduce their impacts on water resources. This target recognises the local and regional context of water by including all material risks, rather than adhering to a single metric based on water use reduction, and allows operations to define the necessary projects that will best address their material water risks.

Onshore US and hydraulic fracturing

In line with our strategy to have a suite of diversified commodities, we made a significant investment in natural gas and liquids by acquiring the US Fayetteville shale resource from Chesapeake Energy Corporation in March 2011 and subsequently acquiring Petrohawk Energy Corporation in August 2011, which now form our Petroleum Onshore US business. Natural gas is one of the lowest carbon intensity fossil fuels. Extracting oil and gas from shale involves hydraulic fracturing. Hydraulic fracturing is an essential and common practice in the oil and gas industry to stimulate production of natural gas and oil from dense subsurface rock formations. Hydraulic fracturing involves using water, sand and a small amount of chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore.

Water Use by Classification

• Recycled 41%

• High-quality 34%

• Low-quality 25%

High-quality Water Use by Source

180,000 160,000 140,000 120,000 100,000 80,000 60,000 40,000 20,000 0

FY2008 FY2009 FY2010 FY2011 FY2012 137,000 11,300

Megalitres (ML)

Water Use – High-quality Manufactured Water Use – High-quality from Environment

20 | BHP BILLITON SUSTAINABILITY REPORT 2012

Identifying and managing water risks

Western Australia Iron Ore (WAIO) has established a Water Management Plan to address identified potential long-term water risks. These risks range from managing water scarcity to water excess and take into consideration changing conditions that may occur over the life of an operation. They also considered the cumulative impacts of iron ore mining on regional water resources as a result of more mining in the region.

Our Pilbara mines and those of neighbouring operations increasingly operate below the water table. Accessing this ore requires continual pumping of groundwater to lower the water table (dewatering) in the area to be mined. WAIO’s Water Management Plan focuses on addressing potential impacts from drawdown (a lowering of water levels or pressure in groundwater aquifers) or from the discharge of excess water from dewatering. WAIO is also developing a regional water monitoring network to facilitate the prediction of environmental response to hydrological changes.

People

Environment

Society

Governance

Public concerns have been raised about hydraulic fracturing, including potential environmental impacts of the hydraulic fracturing fluid, its potential effect on drinking water aquifers, the handling and disposal of waste water produced from the wells, and the visual, noise and traffic impacts on the use of the surface land. The oil and gas industry is well established and is subject to federal, state and local regulations requiring permits for well construction, drilling and waste water disposal. The waste water produced from the wells, including the hydraulic fracturing fluids, is disposed of safely in accordance with applicable oil and gas industry regulations and BHP Billiton operating standards. The composition of hydraulic fracturing fluids, including chemicals, is publicly disclosed in FracFocus, the hydraulic fracturing Chemical Disclosure Registry (www.fracfocus.org). Our priority is to safely develop these operations in a way that protects the health and safety of the environment and the communities in which we operate.

Using hydraulic fracturing to produce unconventional oil and gas

Developing new water accounting standards

Unlike the more developed accounting approach to GHG emissions, there is no internationally consistent approach to water accounting and reporting. During FY2012, we piloted the Minerals Council of Australia’s Water Accounting Framework at several of our sites. The framework aims to improve data integrity, allow more meaningful analysis to inform policy-making and deliver improved outcomes for industry and communities.

From FY2013, we will align our water reporting across all our operations with this framework. The International Council on Mining and Metals has also piloted the framework to assess how it could be broadly applied across international industry. Since FY2010, we have participated in the Carbon Disclosure Project’s Water Disclosure Project. Now in its third year, the project aims to increase awareness of the risks and opportunities around water, make water reporting a standard global corporate practice and provide data that informs decision-making by investors, companies and governments.

Managing waste

Mining and minerals processing operations produce large quantities of mineral waste, including waste rock, tailings and slag, which need to be effectively managed. Our operations are required to have Waste Management Plans, which address waste minimisation, storage, transportation and disposal. These plans are maintained to control the risk of adverse impacts on the environment and communities.

Tailings dams are constructed and operated to engineering standards and monitored and assessed to manage material risks including the risk of failure. Mineral wastes are analysed for physical and geochemical characteristics to identify potential impacts arising from erosion, acid rock drainage, salinity, radioactivity and metal leaching. We do not dispose of tailings or waste rock into river or marine environments.

BHP BILLITON SUSTAINABILITY REPORT 2012 | 21

Managing land and enhancing biodiversity

We seek to deliver lasting benefits to the environment and communities by improving natural resource management and enhancing biodiversity.

Why this is a focus area

Securing access to land and managing it effectively are essential components of our commitment to operate in a responsible and sustainable manner. We depend upon biodiversity and the related benefits derived from ecosystems such as food, air and water.

Biodiversity and land is a complex issue

We appreciate the importance of preserving biodiversity and the challenge this presents to all land users. Host governments and communities are seeking a greater demonstration of effective land stewardship as a critical component in their decision to grant land access. This is exacerbated by growing competition for land, whether it be for mining, agriculture, forestry, water supply or biodiversity conservation. Consequently, this requires broader consideration of how we manage land use and biodiversity at our operations and how this is balanced with other societal needs. Obtaining community support is most challenging when there is strong competition for the use of the land, such as the competition between resource development and agriculture.

www Caroona Coal Project community program

Biodiversity, land and our business

We assess and manage the potential land and biodiversity impacts of our operations throughout their life cycle.

Our operations are required to have Land and Biodiversity Management Plans that incorporate baseline and impact assessments, controls designed to mitigate impacts on biodiversity and the related benefits derived from ecosystems, and monitoring programs to verify effectiveness of controls. Operations are required to adhere to a formal management hierarchy that begins with avoiding disturbance, followed by mitigating negative impacts, rehabilitating land (both during operations and at closure) and undertaking compensatory actions, such as biodiversity offsets, at our operations.

We rehabilitate disturbed areas consistent with the pre disturbance land use or alternative land uses developed in consultation with stakeholders. We have explicit commitments relating to areas of high environmental sensitivity. These are:

• Do not explore or extract resources within the boundaries of World Heritage listed properties.

• Do not explore or extract resources adjacent to World Heritage listed properties unless the proposed activity is compatible with the World Heritage outstanding universal values.

• Do not explore or extract resources within the boundaries of International Union for Conservation of Nature (IUCN) Protected Areas Categories I-IV, unless a Biodiversity Action Plan is implemented that delivers measurable benefits to biodiversity commensurate with the level of expected biodiversity impact and meets regulatory requirements.

• Identify any local IUCN Red List Threatened Species and do not operate where the direct impact will result in their extinction in the wild.

As our operations expand, we may enter regions of greater environmental or social sensitivity due to biodiversity values or other land-use values that may compete with resource extraction. We seek to effectively engage with stakeholders to best understand and manage these issues.

Managing land access

Our approach to land access is undertaken on a case-by-case basis and takes into account potential environmental, societal, economic or cultural impacts. We first consider what land we need. We then look at our possible short-term and long-term impacts on that land, including the effects that our use may have on biodiversity and the related benefits derived from ecosystems. We also seek to identify the past and present uses of the land and any landowners, occupiers and users who may be affected by our activities. Compensatory actions, such as biodiversity offsets, may be undertaken where residual impacts exceed the acceptable level of impact to biodiversity, land use or water resources.

Number of operations in or adjacent to Designated Protected or High Biodiversity Areas by region No. of operations

Designated Protected Areas

Africa 1

Australasia 12

Europe 1

North America 1

South America 2

High Biodiversity Areas

Africa 1

Australasia 10

North America 2

South America 1

22 | BHP BILLITON SUSTAINABILITY REPORT 2012

Managing land for rehabilitation

Our Mt Arthur Coal Operation, part of our New South Wales Energy Coal Asset, has expanded its approach to rehabilitation to ensure land is managed to contribute to long-term sustainability. Aerial seeding has been successfully trialled and implemented as a temporary cover system on land not currently available for rehabilitation. Since 2011, more than 220 hectares of exposed overburden has been seeded.

This has reduced the area of exposed overburden and improved the visual amenity of the land.

The growth of our BHP Billiton Mitsubishi Alliance (BMA) Asset has delayed the availability of land for rehabilitation.

BMA’s rehabilitation efforts are focused on a long-term aim of returning land to safe, stable and usable landforms. The intent is to rehabilitate land to a mosaic of pasture and bushland compatible with the surrounding region and desired end-land uses.

www Managing land for rehabilitation

People

Environment

Society

Governance

Addressing land rehabilitation challenges

The rehabilitation of land no longer required for our activities continues to be a central part of our approach to managing our effects on land. In 2007, we established a target of achieving a 10 per cent improvement in the land rehabilitation index (the ratio of land rehabilitated to land disturbed). We did not achieve our land rehabilitation target due to the growth of some of our operations and the challenges associated with progressive rehabilitation while an operation is active.

This delayed our ability to rehabilitate land for suitable uses that meet environmental and stakeholder requirements.

www Delivering a cleaner Hunter River

Total Rehabilitated and Disturbed Land

200,000

150,000

100,000

50,000

0

43,000

137,000

Hectares (Ha)

Disturbed Land Rehabilitated Land

FY2008

FY2009

FY2010

FY2011

FY2012

Enhancing biodiversity and contributing to conservation

Improving our management of land and enhancing biodiversity are essential to operating in a responsible and sustainable manner. In July 2012, we introduced new biodiversity and conservation targets. The first target focuses on a core business requirement to implement management plans that include controls to prevent, minimise, rehabilitate and offset impacts to biodiversity and the related benefits derived from ecosystems. In addition to this, we have introduced a conservation target which will see the Group finance the conservation and ongoing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance. As a result of this conservation target, we will broaden our environmental activities beyond what could be achieved by our operations alone.

The conservation work will be largely supported by the five-year alliance established in FY2012 between Conservation International and BHP Billiton. The alliance aims to deliver significant and lasting benefits to the environment by preserving areas of high conservation value, in conjunction with local partners, in the key regions where we operate. In addition, Conservation International is providing technical and professional expertise to BHP Billiton to improve the management of land, biodiversity and the related benefits derived from ecosystems.

BHP BILLITON SUSTAINABILITY REPORT 2012 | 23

Society

Our Aluminium Mozal Operation has supported the

construction of classrooms at the Nelson Mandela

Secondary School, located in Maputo Province

Our long-term success depends on our ability to build mutually beneficial relationships and work collaboratively and transparently with business partners, governments, non-government organisations and host communities.

Our approach

We engage regularly, openly and honestly with people and organisations interested in and affected by our operations.

We take their views and concerns into account in our decision-making and strive for mutually beneficial outcomes.

All of our operations are required to establish platforms for dialogue that acknowledge cultural requirements, which enable us to identify and work with our stakeholders to develop strategies that address their concerns and aspirations.

Developing partnerships that foster the sustainable development of our host communities, enhance economic benefits from our activities, contribute to poverty alleviation and deliver lasting benefits is integral to how we operate. We work with host governments and other organisations to create transparency of the broad economic benefits to communities generated from our operations. However, we do not make any political contributions, in cash or in-kind, or participate directly in the activities of any political party.

We acknowledge our activities have the potential to have an impact on human rights in many ways. Therefore, we actively commit to respecting the rights of employees, contractors and our host communities and promote fundamental human rights consistent with the articles set out in the United Nations Universal Declaration of Human Rights. In addition, we encourage cultural sensitivity and respect the traditional rights of Indigenous people by recognising, respecting and valuing sites, places, structures and objects that are culturally or traditionally significant.

In this section, we highlight our activities and performance in three of our focus areas:

1 Ensuring meaningful engagement with our stakeholders.

2 Making a positive contribution to society.

3 Understanding and managing our human rights impact.

24 | BHP BILLITON SUSTAINABILITY REPORT 2012

Ensuring meaningful engagement with our stakeholders

Wherever we operate, we engage regularly, openly and honestly with the people interested in and affected by our operations and take their views and concerns into account in our decision-making.

People
Environment
Society
Governance

Why this is a focus area

Engaging openly with our host communities, governments and other key stakeholders is important when trying to ensure that our activities positively enhance the lives of people who live near our operations and society more broadly. Through meaningful engagement we improve our understanding of and can work towards addressing potential impacts and concerns about our operations and create opportunities that are aligned with the interests of our stakeholders.

Our stakeholders

We define stakeholders as those who are potentially affected by our operations or who have an interest in or an influence over what we do. Our key stakeholders include the investment community, shareholders, customers, media, business partners, employees and contractors, local and Indigenous communities, industry associations, suppliers, governments and regulators, non-government organisations (NGOs), community-based organisations and labour unions.

Our stakeholders and their interests are detailed on page 37 of this Report.

Effectively engaging with our stakeholders

We seek to build trust with stakeholders at the earliest possible stage of a project's life. Our Community Group Level Document (GLD) stipulates that a Stakeholder Engagement Management Plan be in place from the development phase of a project and be reviewed annually. The plans identify the interests and relationships of stakeholders and contain a range of culturally and socially inclusive engagement activities to encourage open communication.

Engagement activities vary from monthly meetings to open public forums, with topics ranging from town amenity and housing to impacts of growth and expansion projects, contractor management, security, cultural issues and social development. Our responses to concerns or complaints are recorded, as are any commitments we may make.

Our operations are required to measure the effectiveness of their stakeholder engagement by conducting mandatory community perception surveys every three years. These surveys provide a valuable external perspective on the quality of our engagement and whether our stakeholders believe we are effectively addressing the key concerns of their communities. In FY2012, a standard set of questions was added to all our existing community perception surveys, which will allow for Group-level assessment on these performance indicators in the future. During FY2012, 16 operations conducted community perception surveys.

Examples of formal consultative groups that are operated by our businesses

CSG and Asset/Field/Project	Country	Consultation	Frequency of meeting
Petroleum – Zamzama	Pakistan	Local community special interest group.	Monthly
Stainless Steel Materials – Cerro Matoso	Colombia	Indigenous communities.	Quarterly
Base Metals – Cannington	Australia	Local community.	Biannual
Diamonds and Specialty Products – Jansen Potash Project	Canada	Local government.	Adhoc
Manganese – Manganese South Africa	South Africa	Regional government and NGOs.	Quarterly
Energy Coal – New Mexico Coal	United States	Adjacent landowners.	Quarterly

BHP BILLITON SUSTAINABILITY REPORT 2012 | 25

Ensuring meaningful engagement with our stakeholders continued

Helping preserve Indigenous cultures

BHP Billiton Iron Ore is the principal and founding partner of The Canning Stock Route Project. It is a long-term cultural project, which has involved 10 Indigenous arts and cultural enterprises in 17 communities and more than 250 Indigenous people across the remote north west region of Western Australia. The purpose of the project is to create a rich cultural repository, which explores the history and cultures of the Canning Stock Route, as well as to support Indigenous people in developing new sustainable economic development opportunities. As a result of Iron Ore's partnership, nine Indigenous people secured long-term employment in roles as curators, film-makers and project advisers; more than 240 pieces of art have been created; 148 short films have been produced; more than 120,000 people have visited the exhibition in the National Museum of Australia; a national education curriculum has been developed; and more than A$1.3 million in direct earnings has been generated for the remote communities involved.

www Helping preserve Indigenous cultures



Acknowledging customary rights

At a very early stage in a project, before any substantive work is carried out on the ground, we seek to identify landowners, occupiers and users who may be affected by our activities.

Knowing who owns and uses the land is critical to establishing an effective community consultation and engagement program. It helps to ensure that affected people are fully aware of the project and that they have an opportunity to express their concerns and aspirations. Arising from this engagement, the work plan may be amended to reduce potential impacts on landowners and users.

In instances where land may be used for customary purposes and no formal land title has been issued, information is sought from relevant organisations to determine those groups with connections to the land. This includes government authorities with responsibilities for customary land uses and any Indigenous people's representative organisations, such as land and tribal councils. Further enquiries are also made directly with the people in the area. Surveys are commissioned to identify the customary owners and how the land is being used to ensure these uses are taken into account in our development plans. Through a heritage survey conducted by our Liberia Exploration Project in FY2012, we became aware of artisanal miners within our exploration licence areas. The artisanal miners' chemical leaching of gold from the host rocks poses an environmental risk. We have mitigated this risk by performing monthly ground and surface water sampling and monitoring around these sites and the general tenement at large.

During FY2012, there were no significant incidents involving cultural heritage sites and there were no reported community resettlements at BHP Billiton controlled operations. If resettlement is required (voluntary or involuntary), it is done so in accordance with the requirements of the International Finance Corporation Performance Standard 5: *Land Acquisition and Involuntary Resettlement*, excluding the requirement to obtain free prior informed consent (FPIC). None of our controlled operations reported any significant disputes relating to land use or customary rights during FY2012.

Country	No. of operations located in or adjacent to Indigenous people's territories	No. of operations with formal agreements with Indigenous communities
Australia	25	19
Canada	2	1
US	2	0
Chile	1	1

26 | BHP BILLITON SUSTAINABILITY REPORT 2012

Promoting reconciliation within Australia

Through our Reconciliation Action Plan, we are focused on promoting a culture of respect and working to achieve reconciliation. We aim to develop effective relationships with the traditional owners and Indigenous people who live near and are impacted by our mining operations. Our Australian businesses work collaboratively with other sectors, including industry and government, so together we can build on and contribute to longer-term sustainability of communities.

Cultural awareness training for our employees and contractors is a key focus for many of our Australian assets. This is implemented through cultural awareness workshops and induction programs that facilitate an understanding and appreciation of traditional rights and of management and protection of Indigenous cultural heritage.

We aim to strengthen capacity within Indigenous communities through partnerships and community investment programs.

We support a range of community projects in the areas of education, health, culture, and community and enterprise development. Indigenous employment and business opportunities are increased through improving access to training and education, providing flexible working environments and involving local Indigenous businesses in our supply chain.

Committed to broad-based community support

We require greenfield or significant expansion projects to obtain support from stakeholders before proceeding with development. Such broad-based community support is distinct from achieving FPIC, which we seek when it is mandated and defined by law.

In the instance of the Olympic Dam expansion project, key State and Commonwealth Government approvals have been given for the project. An Indigenous Land Use Agreement (ILUA) relating to the expansion project was signed by all the parties following community meetings held in March 2012 at which the Traditional Owner groups voted in favour of it being executed. However, following a recent review of the business, it became clear that the right decision for the Company and its shareholders was to study an alternative, less capital-intensive design of the Olympic Dam open-pit expansion that involves new technologies. As a result, the Group is not in a position to approve the Olympic Dam expansion project at this time; nevertheless, we will continue to work with our stakeholders.

While our businesses actively engage with local landholders, there are some challenges for us as a resource company in relation to FPIC. Some of these include:

• Mineral rights are typically vested in the state, and our host governments may wish to retain the right to determine if and when resources are developed for the benefit of all citizens.

• Traditional decision-making processes are highly variable and may not be deemed appropriate by all parties with an interest in the issue.

• Conflicting claims of ownership over Indigenous lands can be exacerbated by major resource developments.

• There is a suggestion that FPIC could be applied at each stage of a resource development, which would create uncertainty for long-term investments.

We are working with the International Council on Mining and Metals (ICMM) to help clarify these issues and develop an industry position for the ICMM members on this important issue.

Engaging with NGOs through the Forum on Corporate Responsibility

Established in 1999, the Forum on Corporate Responsibility currently includes six members from our Group Management Committee (GMC) and eight senior leaders from the NGO sector. The NGO members have extensive experience in regions where we have business interests, including South America, west Africa, Australia and the United Kingdom. Our Chief Executive Officer chairs the meetings, which were held twice during FY2012.

The Forum encourages open discussion and expression of views on environmental, socio-economic, geopolitical and ethical issues. Sustainability issues discussed in the past financial year included energy choices; biodiversity; Indigenous people and FPIC; resource endowment and benefit sharing; and consideration of our new HSEC targets. While we are not bound by the advice of the Forum and the Forum does not necessarily endorse the Company’s decisions, the meeting provides insight into society’s current priorities and an opportunity to understand and debate issues from multiple viewpoints.

www The Forum on Corporate Responsibility

Addressing community concerns

Our operations are required to have local processes to accept, assess and resolve community concerns, complaints and grievances about the performance or behaviour of BHP Billiton and our people. The processes are commensurate with the country context and associated risks and are transparent, culturally appropriate and readily accessible to all segments of the community. As part of the complaint resolution process, all complaints and grievances are required to be acknowledged, documented and investigated internally. As required, appropriate actions are implemented and complainants are advised of the outcome.

In FY2012, the highest number of complaints across the Group was registered at our Mt Arthur Coal Operation, in New South Wales, Australia. The mine recorded 140 complaints, predominantly about noise, blasting and lighting. Mt Arthur Coal management is actively addressing noise and dust issues by using a range of mitigation strategies. These include using electronically timed blasts to minimise ground vibration in sensitive areas, aerial seeding to minimise the amount of windblown dust, and continuing monitoring and maintenance of noise attenuation equipment on machinery.

With four other mines operating in close proximity to Mt Arthur Coal, cumulative impacts related to dust, blasting and noise will continue to present the greatest future challenges from mining to the area. Mt Arthur Coal worked collaboratively with other mining companies and the local community over FY2012 to implement programs aimed at understanding and addressing these cumulative mining impacts.

People Environment Society Governance

BHP BILLITON SUSTAINABILITY REPORT 2012 | 27

Making a positive contribution to society

We develop partnerships that promote social and economic development and benefit the broader community.

Why this is a focus area

As a large organisation, we believe we have an economic and social responsibility to make a positive contribution to the communities, regions and countries where we operate.

Our broad socio-economic contribution

At a Group-level, we are an active participant in industry and sustainable development forums, such as the ICMM, and we are a member of the World Business Council for Sustainable Development.

We seek to understand our socio-economic impact on local communities and host regions through our participation in the ICMM’s multi-stakeholder Resource Endowment initiative (REi). The REi aims to enhance the mining industry’s socio-economic contribution to the countries and communities where organisations like BHP Billiton operate, by better understanding the factors that either inhibit or promote social and economic development that are linked to large-scale mining projects.

We engage with governments on a range of policy issues and also play a role in advocating transparent and ethical governance, through our own actions and in discussion with opinion leaders.

Nationally and regionally, we contribute taxes and royalties to governments that in turn provide infrastructure and services to their constituents. Additionally, we often develop infrastructure that provides local communities and businesses with benefits such as airports, roads, community childcare centres and medical clinics.

Training and employing local people is important to us. However, our ability to have a significant impact on unemployment is limited by the nature of our operations as typically we require highly skilled people with relevant industry and technical experience. We make a broader economic contribution through indirect employment, where we focus on building the capacity of local businesses to provide us with a diverse range of services and products.

We voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs that aim to have a long-lasting positive impact on people’s quality of life. This includes implementing new and supporting existing community projects.

Community Investment Target

250

200

150

100

50

0

US$ million

FY2008

FY2009

FY2010

FY2011

FY2012

UK-based charitable company

Expenditure (Less UK-based charitable company)

Target

Community Investment Expenditure by Geographic Region*

Australasia 58%

South America 29%

Africa 8%

North America 5%

Asia <1%

Europe <1%

Community Investment Expenditure by Program Category*

General Infrastructure 25%

Community Support

(capacity building) 20%

Education and Training 18%

Arts 9%

Health 8%

Sports and Recreation 6%

Environment 5%

Disaster Relief 5%

Small Business Development 4%

* Excludes expenditure from foundations and trusts.

28 | BHP BILLITON SUSTAINABILITY REPORT 2012

Addressing infant health in our host communities

In developing countries, including those in which we operate, child mortality remains high, and children continue to die from preventable causes. Early childhood represents a critical 'window of opportunity' to shape a child's long-term healthy development. Our UK-based charitable company, BHP Billiton Sustainable Communities, is providing US$25 million to the Window of Opportunity project to assist in improving the health of women and infant children in four districts in South Africa and one district in Mozambique. The project is being led by international non-profit organisation Program for Appropriate Technology in Health (PATH) and is focused on improving critical services that will directly reach 750,000 women and children.



Community development programs

Our community development programs are focused on improving the quality of life of people in our host communities.

Each community development project is required to be linked to a Community Development Management Plan. The plans are developed in consultation with local stakeholders and formulated from data gathered from an impacts and opportunities assessment and a social baseline study that includes key quality-of-life indicators. In FY2012, as part of a GMC key performance indicator, all controlled operations developed and implemented Community Development Management Plans in compliance with our Community GLD.

Community development projects are selected on the basis of their capacity to have a positive impact on quality-of-life indicators for the relevant community and enhance the Group's licence to operate. Projects must have documented objectives specifically linked to the achievement of long-term sustainable community development and improvements in indicators identified in a social baseline study. We monitor progress by tracking changes in these indicators every three years. Prior to approval, community projects are required to be assessed in relation to anti-corruption requirements, and are implemented in accordance with the BHP Billiton *Code of Business Conduct*.

During FY2012, our voluntary community investment totalled US$214 million*, comprising cash, in-kind support and administrative costs and included a US$65 million contribution to our UK-based charitable company, BHP Billiton Sustainable Communities.

The cash component of our FY2012 community investment of US$128.6 million comprises:

- direct investment in community programs;
- contributions to the Group's charitable foundations, excluding BHP Billiton Sustainable Communities;
- the Enterprise Development and Socio-economic Development components of our broad-based Black Economic Empowerment (BEE) programs in South Africa.

Excluding the contribution to BHP Billiton Sustainable Communities, 51 per cent of our expenditure was invested in local communities, 38 per cent was invested regionally and the remaining 11 per cent was invested in national or international programs in countries where we operate.

In FY2012, through BHP Billiton Sustainable Communities, we also contributed US$1 million to disaster relief, to support rebuilding infrastructure following the 2011 Mozambique floods and the Horn of Africa famine disaster relief in Ethiopia.

www Helping communities generate livelihoods

FY2012 – A selection of our community development programs

CSG and Asset/Field	Country	Project	Objective	FY2012* (US$)
Petroleum – Angostura	Trinidad and Tobago	Turtle Village Trust	Promote community-based nature and heritage tourism through infrastructure development and environmental protection to improve the conservation of ecosystems.	80,134
Aluminium – Aluminium South Africa	South Africa	University of Zululand Early Childhood Development Centre	Enhance childhood education, particularly of rural children, through establishment of an early childhood development science centre.	250,000
Stainless Steel Materials – Cerro Matoso	Colombia	Health Care Services	Enhance the health care services in Alto San Jorge through a monitored donation aimed at improving infrastructure and equipment endowment (since July 2009).	2,475,935
Base Metals – Escondida	Chile	Rural Drinking Water	Contribute to a better quality of life for Indigenous communities by partnering to provide basic infrastructure.	62,899
Metallurgical Coal – BHP Billiton Mitsubishi Alliance	Australia	Great Barrier Reef Foundation	Understand the accurate assessment and prediction of the cumulative impacts of major threats, such as climate change and water quality, on the Great Barrier Reef.	483,122

* The expenditure represents BHP Billiton's equity share, for both operated and non-operated joint venture operations.

BHP BILLITON SUSTAINABILITY REPORT 2012 | 29

People
Environment
Society
Governance

Making a positive contribution to society continued

Supporting the local business community

The BHP Billiton Mitsubishi Alliance’s (BMA’s) ‘Local Buying Program’ is designed to assist small local businesses to engage in the competitive supply of goods and services to BMA, located in Queensland’s Bowen Basin, Australia. The Program, which commenced in June 2012, requires suppliers to register their supply capabilities (goods and services) on a website, which is then accessed by BMa to source and procure items locally. A portion from each transaction will be allocated to a community foundation, which will then be used to build local business capability through activities like industry training and development.

Supporting employee contributions

In addition to the social programs directly supported by the Group, many of our employees make a valuable contribution to their local communities by giving their personal time and expertise to a range of activities. One of the most significant ways we support the efforts of our employees engaged in community activities is through our global Matched Giving Program, whereby the Company matches employee volunteering hours, fundraising and donation efforts. In FY2012, we surveyed our employees to obtain feedback about the Matched Giving Program. Overall, 83 per cent of respondents rated the program as good or excellent.

The Matched Giving Program aims to strengthen local communities by supporting and encouraging employees who volunteer, fundraise or donate to not-for-profit organisations.

In FY2012, more than 6,000 employees participated in the Matched Giving Program, volunteering a total of approximately 60,000 hours of their own time to community activities important to them. Employee contributions benefited more than 1,400 not-for-profit organisations, which received US$7.7 million from the Group as part of the program.

Our annual Health, Safety, Environment and Community Awards provides us with another way of recognising the contributions made by our employees to the care of their fellow employees, the community and the environment.

Local procurement

Due to the scale of our operations, we create a strong demand for products and services in areas where we operate. We recognise that supporting local and regional businesses to meet this demand can bring potential benefits to our host communities and regions. This is why in FY2012 a new requirement was added to our Community GLD that requires all operations to implement a local procurement plan that will support local and regional businesses. Our approach is to source locally if a product or service that meets our requirements is available. In FY2012, 45 per cent of our Group spend was with local and regional suppliers. Local and regional spend, in this context, refers to spend within communities in which we operate and the regions, such as states and provinces, where our operations are located.

In Chile, the BHP Billiton Cluster Program, which commenced in 2009, is successfully building new relationships with local suppliers. The program was developed out of a broader initiative by the Chilean Government to improve local economic development; it sees participants from our Chilean operations work with local companies to help them develop into world-class suppliers. By 2020, the goal is to develop more than 250 world-class suppliers, defined by their ability to export technology and knowledge-intensive services to other mining countries and sectors of the Chilean economy. The program aims to increase local suppliers’ economic value, create lasting business and technological capabilities, and contribute to the region’s national long-term growth and development.

www Fostering local supplier development

Matched Giving

US$ million

8

6

7.7

4

2

0

FY2008

FY2009

FY2010

FY2011

FY2012

Distribution of Supply Expenditure*

Local and regional 45%

National (excluding local and regional) 43%

External to home country 12%

* Local and regional spend refers to spend within the communities in which we operate and the regions, such as states and provinces, where our operations are located. National spend refers to spend within the home country of operation, excluding local and regional spend.

30 | BHP BILLITON SUSTAINABILITY REPORT 2012

Understanding and managing our human rights impact

We respect and promote fundamental human rights.

Why this is a focus area

We have a responsibility to understand our potential impacts on human rights and to mitigate or eliminate them. We are committed to operating in accordance with the United Nations (UN) Universal Declaration of Human Rights and the UN Global Compact Principles. Our BHP Billiton Charter and Code of Business Conduct, and the performance requirements detailed in our GLDs support this commitment.

Our human rights due diligence process

Our human rights due diligence process requires our operations to identify and document key potential human rights risks by completing a human rights impact assessment (HRIA).

This includes assessing performance against the articles of the UN Universal Declaration of Human Rights, the UN Global Compact Principles and host country legislation governing human rights issues. HRIAs must be verified through an engagement process with stakeholders, validated by a qualified specialist every three years and internally reviewed on an annual basis. Where a HRIA identifies a material risk, a Human Rights Management Plan must be developed and implemented.

Selected employees and contractors receive training on how to comply with BHP Billiton’s human rights commitments.

Detailed due diligence is undertaken in a range of sustainability aspects, including human rights, for all significant investments. While non-controlled assets are not obliged to operate according to BHP Billiton standards, we aim to influence their actions appropriately.

Security and human rights

Our Security and Emergency Management GLD requires all our operations to identify and manage security-related material risks to our people and property.

The Voluntary Principles on Security and Human Rights (VPs) assists organisations to maintain the safety and security of their operations through the provision of an operating framework that upholds respect for human rights and fundamental freedoms.

We have taken a leadership role in the advancement of the VPs at various levels and participate in activities, including working with industry associations and NGOs around the world to promote the VPs. In FY2012, we outlined the new requirements relating to the VPs, including an annual gap analysis utilising the VPs Implementation Guidance Tool and the development of improvement plans to close identified gaps. This analysis will further inform our security and human rights strategy in the future.

We use both public and private security providers to protect our people and assets. Our Security and Emergency Management GLD requires private security providers engaged by BHP Billiton to be signatories to or agree in writing to align with the International Code of Conduct for Private Security Providers.

In addition to this, written advice is given to security providers outlining our commitment to the VPs and the expectation for private security providers, or request for public security providers, to operate consistently with these principles.

In FY2012, we reported one human rights related security incident involving contracted security personnel. In November 2011, trespassers were found at a site in South Africa by a private security guard service contracted to BHP Billiton. One of the trespassers was apprehended by the security provider and died before South African police attended the scene. In response to this incident, we arranged for third-party subject matter experts to conduct an independent review, which incorporated relevant aspects of the VPs. We are providing full support to the South African police who are continuing to investigate the circumstances surrounding the incident.

Security and country risk

The nature and global reach of our business can result in our people working in countries where there is potential exposure to personal and business risk. We require each country to be assessed for the degree of risk associated with visiting, exploring and operating within it and appropriate controls are developed to mitigate identified risks.

Occasionally, it is necessary to provide armed security protection for the safety of our people. Firearms are only deployed under a set of approved rules of engagement and when it can be demonstrated that no other options exist to protect a human life, to carry out stewardship requirements (such as injured livestock management) or as a means of last resort when threatened by dangerous wildlife. Criteria for the use of firearms and rules of engagement must comply with the International Association of Oil and Gas Producers, ‘Firearms and the Use of Force’ (Report number 320, Revision 2).

People

Environment

Society

Governance

BHP BILLITON SUSTAINABILITY REPORT 2012 | 31

Governance

Pampa Norte – Chile

Our success is driven by the decisions we take and how well we execute them. We adhere to our commitments and strive to ensure the best outcomes are delivered to our stakeholders.

Our approach

As a global business, we are subject to the laws and regulations of countries in which we operate. We are also committed to upholding certain international standards and guidelines.

We uphold ethical business practices and meet or exceed, where standards are less stringent than our own, applicable legal and other requirements.

A key element of our governance approach is to regularly review our performance and publicly report our progress. We believe setting targets and measuring our performance against them are essential steps towards continuous improvement, promoting efficient use of our resources and focusing our efforts on the things that matter most.

In this section, we discuss our approach to:

1 Reporting transparently and behaving ethically.

32 | BHP BILLITON SUSTAINABILITY REPORT 2012

Reporting transparently and behaving ethically

Wherever we operate in the world, we strive to work with integrity – doing what is right and doing what we say we will do. We care as much about how results are achieved as we do about the results themselves.

Why this is a focus area

At BHP Billiton, we believe that to maintain our position as one of the world’s leading companies, we must commit to the highest ethical business practices and governance standards in all our dealings. We strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others. We believe that consistent and proper business conduct creates loyalty and trust with our stakeholders.

Specific discussion on legal proceedings is available in section 8 of our Annual Report 2012.

Upholding the BHP Billiton Code of Business Conduct

Founded on Our BHP Billiton Charter values, the BHP Billiton Code of Business Conduct represents our unqualified commitment to uphold ethical business practices. All BHP Billiton employees are accountable for acting in accordance with the Code of Business Conduct. Suppliers, contractors and partners working with or for us are also required to be informed of and act in accordance with these requirements.

We recognise that at times our people may find themselves in situations where complying with the Code of Business Conduct may appear to conflict with the ability to win or retain business. The Code of Business Conduct makes it clear that our people may not allow anything – meeting production, competitive instincts or even a direct order from a manager – to compromise their commitment to working with integrity. In upholding the Code of Business Conduct, our people can be confident they are working in the right way.

In 2011, key changes to anti-corruption legislation prompted a review of the Code of Business Conduct. This review was completed in January 2012, and the updated document continues to provide clear expectations about behaviour. To ensure the requirements of the Code of Business Conduct are embedded effectively across BHP Billiton, each business leader has the responsibility for ensuring that all employees and agency contractors attend an annual face-to-face meeting to discuss the Code of Business Conduct. A training and communication plan for each business and function is completed and executed each year. Business leaders report against these requirements on an annual basis and retain records of training undertaken.

We have in place mechanisms to address stakeholder grievances and concerns. Our operations maintain a register of concerns, complaints and relevant external communications. The Business Conduct Advisory Service provides a further means for raising concerns and is designed to facilitate the resolution of business conduct queries and issues. All stakeholders can access the worldwide multilingual 24-hour hotline and online case management system, where business conduct concerns can be raised anonymously. Contact details for the service can be found on our

Reporting transparently and behaving ethically continued

website at www.bhpbilliton.com.

In FY2012, 492 cases* were recorded through the Business Conduct Advisory Service. There were 66 instances regarding harassment and equality in employment. All were reviewed, and formal investigations were conducted into 31, with six remaining open as at 30 June 2012. Disciplinary proceedings, including termination, were instituted in 12 cases. If an individual is not satisfied with the outcome of an issue raised with management, they are directed to escalate the matter by contacting a more senior manager, a Group Legal representative or the Business Conduct Advisory Service, so the matter can be assessed or investigated. Defined processes exist for the conduct of investigations.

* Cases recorded through the Business Conduct Advisory Service include our Petroleum Onshore US business.

Business Conduct Advisory Service Enquiries by Category

• Inappropriate Workplace Behaviour 19%

• Questions 17%

• Information Systems 10%

• Harassment 9%

• Theft or Misappropriation 8%

• Conflict of Interest 6%

• Fraud 5%

• Health and Safety 4%

• Equality in Employment 4%

• Third Parties 4%

• Alcohol, Drug and Tobacco Use 2%

• Community 2%

• Corruption 2%

Unfair Dismissal 2%

• Other* 6%

* Gifts, Meals, Entertainment and Travel, Accuracy of Records and Reports, Personal Information and Privacy, Intellectual Property, Communicating Externally, Property Misuse and Insider Trading.

Business Conduct Advisory Service Enquiries by Region

Australia 49%

Africa 20%

North America 13%

South America 7%

Asia 5%

Europe 1%

Undisclosed 5%

BHP BILLITON SUSTAINABILITY REPORT 2012 | 33

Reporting transparently and behaving ethically continued

Anti-corruption

Regardless of the country or culture within which our people work, our Anti-Corruption Group Level Document (GLD) and the Code of Business Conduct prohibit bribery and corruption in all our business dealings. Our procedures require appropriate due diligence in selecting and engaging third parties, the maintenance of accurate and reasonably detailed records of expenditures, and the implementation and maintenance of specific approval requirements for corruption sensitive transactions. We also prohibit the making of facilitation payments, which are payments involving small sums to low-level government officials to obtain routine services to which BHP Billiton is otherwise legally entitled.

Following requests for information in August 2009 from the US Securities and Exchange Commission, the Group commenced an internal investigation and disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials. The internal investigation is continuing and the Group is cooperating with the relevant authorities and reporting the facts found in the investigation. It is not possible at this time to predict the likely outcomes of the matter.

Assessing risk when entering a new country

We adopt rigorous assessment processes for every project we consider, regardless of its location. The performance measures detailed in our Country Risk Management GLD stipulate that in countries with high or extreme governance risk, proposed new activities that may expose the Group to a material risk issue – such as a reputation, legal or business conduct impact – will be assessed to ensure a tolerable risk profile. New activities may include establishing new trade agreements; undertaking new community investment programs; interactions with government officials; or obtaining new tenements, licences or acreage for a new region. Given the increasingly complex competitive and regulatory environments in which we operate, our ability to engage effectively with governments will be central to ensuring shareholders’ interests are protected.

Transparently reporting taxes

Through our membership of the International Council on Mining and Metals (ICMM), BHP Billiton supports the Extractive Industries Transparency Initiative (EITI), a global initiative to improve governance in resource-rich countries through the verification and full publication of company payments and government revenues from oil, gas and mining. We are committed to supporting and cooperating in the implementation of country-level EITI Work Plans as our host countries progress the initiative.

In line with our support for the EITI, we have reported payments of taxes and royalties derived from resource development on a country-by-country basis. We have presented the data as the taxes and royalty payments that we make as BHP Billiton, such as corporate income taxes and royalties, and those that we collect on behalf of employees. Data is available on page 43 of this Report.

Our payments to governments in the past year, included US$12.1 billion in company taxes, and royalties and certain indirect taxes and approximately US$1.4 billion in taxes collected on behalf of employees. More than 99 per cent of our payments are made to 14 countries. Of these, our largest payments are made in Australia, where we have the majority of our assets.

Closure planning

Closure planning is a key consideration in the planning and development of our projects and operations.

Operations are required to produce Life of Asset Plans, which detail the activities to develop the resource, and Closure Plans, which describe the proposed methods to rehabilitate and remediate following those activities and address closure obligations. The Closure Plans provide the basis for estimating the closure costs and the associated accounting closure and rehabilitation provisions. Detailed closure planning requirements, including the issues to be addressed, accuracy of cost estimates and risks to be assessed, are described in our Directional Planning GLD. Information on our closure and rehabilitation provisions can be found in note 18 ‘Provisions’ to financial statements in our Annual Report 2012. In addition to our projects and operating assets, we are also responsible for a number of legacy operations that are in various stages of decommissioning, rehabilitation or post-closure care and maintenance.

In FY2011, we established an ongoing closure planning audit program, which focuses on the Closure Plan and associated closure cost estimate and closure valuation. Outcomes of these audits assist us to identify weaknesses in closure planning, improve closure plans and cost estimates, and revise closure planning governance processes.

Product stewardship

As our primary activities are in the extraction (and, in some cases, processing) stages of a product’s life cycle, the majority of the life cycles of our products occur after the products have left our control. We recognise there is strong business merit in implementing product stewardship programs with other participants in the life cycles of our products. We seek to work with those involved in the product life cycles to enhance environmental and social performances along the supply chain and to promote responsible product use and management.

This approach applies to all stages of the supply chain from product storage to transport, consumption, recycling and disposal of our products and by-products.

Our internal audits and management systems are central to our approach to product stewardship. They allow environmental, health and safety risks regarding employees, contractors and communities to be assessed and prevented or mitigated.

In FY2012, we engaged in a number of product stewardship initiatives, such as the Responsible Jewellery Council (RJC),

Steel Stewardship Forum and Responsible Aluminium. For other commodities, including copper and nickel, we participate in the stewardship programs incorporated within industry associations.

In the case of uranium, we promote, practice and follow the uranium product stewardship principles established by the World Nuclear Association and the Australian Uranium Association of which we are members. These principles include supporting the safe and peaceful use of nuclear technology and promoting sustainable development for the whole industry. Product stewardship activities involving BHP Billiton range from participation in national and international programs to the transparency of allowing customers to physically audit our health, safety, environment and community activities. Our Uranium CSG voluntarily provided information on uranium and the nuclear fuel cycle in the Olympic Dam Environmental Impact Statement (EIS).

34 | BHP BILLITON SUSTAINABILITY REPORT 2012

Code of Business Conduct training – Australia

We take a shared concern across various aspects of the uranium life cycle where others have a direct responsibility. For example, BHP Billiton exercises direct control over the on-site packaging and storage of uranium. We share concerns about the safe and secure transportation, handling and storage of uranium from the mine site to Australian Government-approved overseas facilities. This is managed through a range of active controls and monitoring processes—including product security and transport arrangements – put in place by BHP Billiton, the overseas conversion facilities and the respective international authorities.

As a member of the ICMM, we have also committed to implementing the ICMM Sustainable Development Framework, which requires that we facilitate and encourage responsible design, use, reuse, recycling and disposal of our products.

Our coal operations have recently participated in a number of initiatives relevant to product stewardship, including consideration of international assessments, as well as external and internal audits. Our coal operations have been the subject of external evaluation by independent auditors appointed by our customers with a view to providing consideration of the health, safety, environment and community activities undertaken by the operations.

Many of our products are required to have a specific material safety data sheet (MSDS). These MSDSs outline the relevant health, safety and environmental aspects of our products and are provided to customers and the transporters of our products.

www Managing the life cycle of uranium

Managing our suppliers

Our contractors and suppliers have requirements in their contracts consistent with Our Charter, Code of Business Conduct, Anti-corruption GLD and Health, Safety, Environment and Community GLDs. In our Supply ‘Source to Contract’ GLD, we specify that our suppliers align with these requirements, as well as with our zero tolerance of a number of human rights issues, including child labour, inhumane treatment of employees and forced or compulsory labour. All contracted suppliers are categorised depending on their HSEC and business conduct risk and our level of commercial dependency, and a procedure to engage with each supplier is developed appropriate to the level of risk. To confirm the implementation of our Supply ‘Source to Contract’ GLD, during FY2012 we identified certain suppliers based on risk and business criticality and conducted facility visits to assess compliance with our zero tolerance requirements.

Customers

We generally sell directly to industrial customers, rather than through brokers and agents. Internal approval processes are in place to support our adherence to laws, standards and voluntary codes related to marketing, such as advertising, promotion and sponsorship. With the exception of diamonds, our product advertising is limited to industrial uses.

We made it a condition in FY2010 that, to do business with us, all diamonds customers must be members in good standing of the RJC and that they must show compliance to the RJC standards through the RJC certification system of third-party audits.

People

Environment

Society

Governance

BHP BILLITON SUSTAINABILITY REPORT 2012 | 35

Jansen Potash Project – Canada

Appendix

Our stakeholders 37

Performance data – People 39

Performance data – Environment 40

Performance data – Society 42

Performance data – Governance 43

Independent assurance report to the Directors and management of BHP Billiton 44

36 | BHP BILLITON SUSTAINABILITY REPORT 2012

Our stakeholders

BHP Billiton identifies its key stakeholders and considers their expectations and concerns for all activities throughout the life cycle of the operations, in accordance with the Community Group Level Document (GLD). In addition to our sustainability reporting stakeholders, the groups listed below also include our broader stakeholder groups. Operations specifically consider any minority groups (such as Indigenous groups) and any social and cultural factors that may be critical to stakeholder engagement.

Stakeholder Group	Interest	Engagement methods
Investment community		
Includes debt and equity analysts, socially responsible investment analysts and corporate governance analysts.	Analysts are located globally and assess the financial performance of BHP Billiton. Increasingly, non-financial performance is also of interest, including corporate governance and sustainability.	• Market and news releases. • Analyst briefings on key issues (subject to applicable laws). • Printed reports (Annual Report, Sustainability Report). • Participation in external benchmarking initiatives.
Shareholders		
A diverse group, with significant representation in Australasia, Europe, South Africa and North America.	The creation of long-term shareholder value through a combination of consistent financial returns and high-quality governance. They are also interested in BHP Billiton ensuring high-quality governance is an ongoing process and maintaining our focus on continuous improvement and understanding shareholder concerns.	• Annual General Meetings. • Regular printed and electronic communications. • Regular meetings with institutional shareholders and investor representatives. • Access to investment community presentations.
Customers		
Generally other large organisations.	Typically focused on reliability of supply; product quality, cost and delivery; the full life cycle impacts of our products; the downstream products made using BHP Billiton materials; materials and resource efficiency; and the management of final waste materials.	• Regular communications with BHP Billiton Marketing. • Technical support to assist with product use, either in terms of process efficiency or product handling. • Product information, including material safety data sheets. • Visits to operations. • Technology exchanges with operations. • Participation in a range of stewardship initiatives through industry associations, such as the Responsible Jewellery Council and the World Nuclear Association Uranium Stewardship Working Group.
Media		
Includes representatives from print, online and broadcast media.	A broad range of issues reflecting all stakeholder interests.	• Media releases, briefings, presentations and interviews.
Business partners		
Includes organisations with which we have joint venture arrangements.	BHP Billiton and our joint venture partners are interested in ensuring that suitable governance mechanisms are in place. We engage with joint venture partners to ensure financial returns are delivered and risks are sufficiently mitigated.	• Joint venture boards and operating committees. • Printed reports (Annual Report, Sustainability Report). • Joint venture partner participation in Health, Safety, Environment and Community (HSEC) audit programs.
Employees and contractors		
Our diverse workforce comprises an average of 46,370 employees and 78,813 contractors located in more than 25 countries.	Matters concerning the health and safety of our workforce, working conditions and career development are areas of interest. For employees and contractors who reside near our operations, it is common for any prevailing local issues, such as employment opportunities, business creation, social infrastructure, schooling and health care, to be shared with local communities. In many remote communities, housing and basic services and amenities are key to employee attraction and retention.	• Regular performance reviews and employee perception surveys. • Direct communication through immediate supervisors and management. • Operation-based newsletters and general communications. • BHP Billiton portal. • Asset and operation-based sustainability reports. • Business Conduct Advisory Service. • Participation in HSEC performance improvement initiatives.
Local and Indigenous communities		
Most of our operations are located in rural and remote areas. We therefore have a broad spectrum of local and Indigenous communities with interests and concerns.	Potential environmental and social impacts associated with our operations. A focus is to ensure opportunities presented by our operations are optimised (for example, maintaining sustainable community development opportunities after a mine closure). Our communities' most important interests and concerns as identified through stakeholder perception surveys are local employment and business creation, support for social infrastructure and programs, a desire for improved community engagement mechanisms and improved environmental performance.	• Community consultation and engagement groups. • Participation in BHP Billiton activities. • Newsletters and targeted communications. • Community perception surveys. • Support through local foundations (for example, in Chile, Peru, Colombia and Mozambique). • Other operation-specific engagement developed as part of operation Stakeholder Engagement Management Plans.

BHP BILLITON SUSTAINABILITY REPORT 2012 | 37

Our stakeholders continued

Stakeholder Group	Interest	Engagement methods
Industry associations		
Includes commodity-specific associations, as well as sector-specific associations, at national and international levels.	A diverse range of issues relating to the sector or commodity, such as environmental legislation, safety standards and promotion of leading practice.	• BHP Billiton engages with this group through ongoing representation on specific committees and engagement during specific projects with industry associations, both nationally and internationally, such as the Minerals Council of Australia and the International Council on Mining and Metals.
Suppliers		
Includes businesses local to our operations, as well as large international suppliers.	Supply agreements, payment processes and required supplier standards.	• BHP Billiton performs a supplier segmentation based on HSEC, business conduct and commercial dependency requirements. Based on this segmentation, we define the appropriate engagement through the supplier life cycle.
Governments and regulators		
Includes governments and regulators at local, regional, national and international levels.	National, regional or local legislative and regulatory policy frameworks for the natural resources sector through the full project life cycle. They are also interested in market access, product stewardship, environmental performance, social policy and fiscal regimes applicable to the resources sector. We respect the authority of governments and our operations are required to work within relevant legislative and regulatory frameworks at the local, regional, national and international levels.	• Group representatives attend selected events, such as political party conventions, for the purpose of better understanding the implications of public policy development on business operations. • Employees may participate in political processes as individuals, provided it is made clear that in doing so they are not representing BHP Billiton. • BHP Billiton will express its views to governments on subjects that affect the Group's interests and operations. This must be done in a manner that adheres to high standards of ethics and complies with the letter and spirit of the law. • We will not make political contributions in cash or in-kind anywhere in the world and will not participate directly in the activities of political parties.
Non-government organisations (NGOs)		
Includes environmental, social and human rights organisations at local, national and international levels.	Ethical, social and environmental performance of existing operations, proposed operations or closed operations.	• Each operation identifies relevant local NGOs and includes mechanisms for engagement with them within the asset's Stakeholder Engagement Management Plan. • At the corporate level, we regularly engage with relevant national and international organisations. The Forum on Corporate Responsibility includes leaders from a number of NGOs, including Oxfam Australia, Alliance for Responsible Mining (Colombia), International Alert (UK) and Centre for Social Markets (India).
Community-based organisations		
A public or private non-profit organisation that is representative of a particular segment of the community and is engaged in human, educational, environmental, recreational or public safety and community needs.	Community-based organisations provide us with a grassroots voice of particular interests or concerns for the local community.	• We engage with community-based organisations through our Stakeholder Engagement Management Plans. They are often key members of our consultation committees and can be recipients of our community investment.
Labour unions		
Labour unions are represented at many of our operations.	Issues raised by unions include workers' rights and interests, collective bargaining opportunities, health and safety matters, remuneration, working hours and roster arrangements.	• We engage in direct communication with unions as required. Prospective employees are made aware of employment arrangements prior to joining the Group.

38 | BHP BILLITON SUSTAINABILITY REPORT 2012

Performance data – People[(1)]

Region		FY2012	FY2011	FY2010	FY2009	FY2008
Average Number of Employees[(2)]	Number	**46,370**	40,757	39,570	40,990	41,732
Average Number of Contractors[(3)]	Number	**78,813**	64,548	58,563	58,000	61,000
Employee Turnover[(4)]	%	**11.29**	8.83	8.94	15.50	14.00

Region	Fatalities	TRIF	Duration Rate[(5)]	Average Employees[(2)]	Average Contractors[(3)]
Africa	2	2.6	43	10,311	11,734
Asia	0	1.8	21	1,114	1,933
Australasia	1	7.2	45	19,330	38,487
Europe	0	2.9	83	532	345
North America	0	4.7	27	4,166	2,830
South America	0	2.2	29	10,917	23,484
Total	3	4.7	42	46,370	78,813

	%
Employees by Employment Type[(6)]	
Full-time	96.26
Part-time	0.58
Fixed Term Full-time	3.02
Fixed Term Part-time	0.07
Casual	0.07
Employees by Age Group[(6)]	
Under 30	17.96
30–39	32.48
40–49	27.90
Over 50	21.66

	Gender % Male	Gender % Female	Total Group %
Employees by Category[(7)]			
Senior Leaders	90.39	9.61	0.83
Managers	84.63	15.37	3.26
Supervisory and Professionals	76.81	23.19	35.02
Operators and General Support	86.32	13.68	60.89

Safety Fines – Region Levied	FY2012	Number of Fines
North America	**US$265,268**	225
South America	**US$8,186**	1

Pension plans and medical schemes

Defined benefit pension schemes

The BHP Billiton Group has closed all defined benefit schemes to new entrants. Existing defined benefit pension schemes remain operating in Australia, the Americas, Europe and South Africa.

Defined benefit post-retirement medical schemes

The BHP Billiton Group operates a number of post-retirement medical schemes in the Americas and South Africa. All of the post-retirement medical schemes in the Group are unfunded.

Full actuarial valuations are prepared and updated annually to 30 June by local actuaries for all schemes. Information on our pension plans is available in note 29, 'Pension and other post-retirement obligations', to the financial statements in our Annual Report 2012.

Turnover[(4)]	%
Total	11.29
Male	10.82
Female	13.56
Turnover by Age	
Under 30	10.91
30–39	11.75
40–49	10.49
Over 50	11.93
Turnover by Region	
Africa	11.18
Asia	9.27
Australasia	13.79
Europe	11.42
North America	8.82
South America	5.81

(1) Data included in our People section, excluding Average Number of Employees, was collected through an internal survey covering July 2011 to March 2012 and then averaged for a nine-month period. Significant changes to data after this period that would materially affect the average are included.
(2) Average Number of Employees and Average Employees by Region include the Executive Director, 100 per cent of employees of subsidiary companies and our share of proportionate consolidated entities and operations. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership. People employed by contractors are not included.
(3) Average Number of Contractors and Average Contractors by Region include contractors engaged at our owned and operated assets, including our Petroleum Onshore US business.
(4) Turnover is based on annualised average employee numbers, which include the Executive Director and 100 per cent of employees of all BHP Billiton operations, including our Petroleum Onshore US business. Part-time employees are included on a full-time equivalent basis. Contractors are not included.
(5) Average number of calendar days lost per classified injury (fatalities, lost-time and restricted work).
(6) Employees by Employment Type and Age Group are based on average employee numbers, which include the Executive Director and 100 per cent of employees of all BHP Billiton operations, including our Petroleum Onshore US business. Part-time employees are included on a full-time equivalent basis. Contractors are not included.
(7) Employees by Category is based on actual employee headcount as at 31 March 2012 and defined in footnotes 4 and 5.

BHP BILLITON SUSTAINABILITY REPORT 2012 | 39

Performance data – Environment

		FY2012	FY2011
Land			
Land – Footprint	hectares	**180,000**	170,900
– Land – Area of Land Disturbed	hectares	**137,000**	129,000
– Land – Rehabilitated	hectares	**43,000**	41,900
Land – Set aside for Conservation	hectares	**25,100**	25,100
Water Consumption			
Water Use – Recycled	megalitres	**178,000**	176,000
Water Use – High-quality Total	megalitres	**148,000**	152,000
Water Use – Low-quality Total	megalitres	**112,000**	74,200
Energy			
Energy Use – Electricity (1)	petajoules	**111**	117
Purchased Electricity by Primary Energy Source			
– Coal and Oil	%	**61**	62
– Natural Gas	%	**6**	6
– Hydro and Other Renewables	%	**30**	30
– Nuclear	%	**2**	2
– Other	%	**1**	0
Energy Use – Coal and Coke	petajoules	**49**	53
Energy Use – Natural Gas	petajoules	**52**	44
Energy Use – Distillate/Gasoline	petajoules	**73**	64
Energy Use – Fuel and Process Oil	petajoules	**1**	1
Energy Use – Other	petajoules	**9**	7
Energy Use – Total	petajoules	**295**	286
Emissions			
GHG – Total Scope 1 & 2	millions of tonnes CO_2-e	**40.2**	40.8
GHG – Scope 3 – Use of Sold Products	millions of tonnes CO_2-e	**340**	314
– Coal Products	millions of tonnes CO_2-e	**260**	254
– Petroleum Products (2)	millions of tonnes CO_2-e	**80**	60
Other Emissions – Total SO_2	tonnes	**70,000**	62,700
Other Emissions – Total NOx	tonnes	**71,700**	62,800
Other Emissions – Total Fluoride	tonnes	**984**	978
Ozone Depleting Substances	tonnes	**0.2**	0.3
Mercury – Total Hg Emissions	tonnes	**0.8**	0.9
Recycling			
General Waste – Recycled (on/off-site)	kilotonnes	**126**	78
Non-Mineral Hazardous Waste: Total Recycled/Reused	kilotonnes	**58**	103
Waste			
Hazardous Waste – Mineral Total	kilotonnes	**54,400**	35,200
Non Hazardous Waste – Mineral Tailings	kilotonnes	**101,000**	104,000
General Waste – Disposed On-site	kilotonnes	**96**	63
Water Discharge – Total	megalitres	**197,000**	204,046
– Ground Water	megalitres	**7,900**	476
– Ocean	megalitres	**98,400**	76,000 (3)
– Surface	megalitres	**87,000**	124,500 (3)
– Third Party	megalitres	**3,700**	3,070
Accidental Discharges of Water and Tailings (4)	megalitres	**0**	0

(1) Data estimated from publicly available primary energy source data for electricity suppliers.
(2) For petroleum in use, crude oil is assumed to be used as diesel fuel and liquefied petroleum gas is assumed to be used for non-transportation purposes.
(3) FY2011 numbers restated to account for a discharge to surface given as ocean.
(4) Data reported from potential environmentally significant incidents.

40 | BHP BILLITON SUSTAINABILITY REPORT 2012

FY2012 FY2011 FY2010 FY2009 FY2008

Chart Data Summary (1)

Energy Use - Total petajoules 295 286 284 309 306

Energy Use – Electricity petajoules 111 117 115 116 123

GHG – Scope 1 millions of tonnes CO2-e 20.2 19.8 19.5 21.4 22.8

GHG – Scope 2 millions of tonnes CO2-e 20.0 21.0 26.5 27.8 29.0

Land – Area of Land Disturbed hectares 137,000 129,000 125,000 131,000 127,000

Land – Set aside for Conservation hectares 25,100 25,100 13,600 12,200 11,400

Land – Rehabilitated hectares 43,000 41,900 41,000 40,500 42,900

Water Use – High-quality from Environment megalitres 137,000 143,000 148,000 154,000 159,000

Water Use – Recycled megalitres 178,000 176,000 182,000 160,000 184,000

(1) Historical figures may not be comparable with prior year reports due to changes in international frameworks and measurement basis.

Customer Sector Group Summary GHG - Total Scope 1 & 2 kilotonnes CO2-e Energy Use - Total petajoules Energy Use - Electricity petajoules

Aluminium 15,800 126.0 68.9

Base Metals 5,690 37.3 17.4

Diamonds and Speciality Products 190 2.6 0.1

Energy Coal 3,250 12.7 2.5

Iron Ore 1,620 17.9 2.5

Manganese 2,770 21.9 6.8

Metallurgical Coal 7,130 26.6 4.6

Petroleum 1,900 25.0 0.1

Stainless Steel Materials 1,850 25.0 8.1

BHP Billiton Total (1) 40,200 295.0 111.0

(1) Total includes Minerals Exploration and Group Functions.

Number of Fines

Environmental Fines – Region Levied FY2012

Africa US$24,000 1

North America US$3,200 1

Carbon-based Energy Intensity Index

GHG Intensity Index

120 100 80 85% 60 40 20 0

FY2008 FY2009 FY2010 FY2011 FY2012

Carbon energy intensity

120 100 80 84% 60 40 20 0

FY2008 FY2009 FY2010 FY2011 FY2012

Carbon energy intensity

BHP Billiton measures greenhouse gas emissions using the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol. The intensity indices are determined by dividing the annual greenhouse gas emissions or energy use by the annual units of production for individual assets, then aggregating the results for the Group. The base year for the indices is FY2006. Below 100 per cent indicates improvement.

From FY2010, we revised our energy intensity calculations to reflect the total energy consumed to produce the purchased electricity used by our assets, from using the energy content of the purchased electricity only.

Greenhouse gas intensity index calculation does not include the effect of changes in electricity generation factors that are outside our control.

BHP BILLITON SUSTAINABILITY REPORT 2012 | 41

Performance data – Society

	FY2012	FY2011
Community Complaints		
Dust	**82**	40
Noise	**94**	51
Odour	**16**	22
Other	**161**	81

Training	FY2012	FY2011
Cross-cultural Training		
Operations that conduct cross-cultural training for employees	**30**	32
Human Rights Training		
Employee	**3,117**	8,725
Contractor	**6,785**	10,811
Security		
Security employees	**138**	84
Security employees trained in human rights	**99**	61
Security contractors	**1,625**	1,671
Security contractors trained in human rights	**1,270**	1,196

Economic value

Economic value for regional economies is generated through revenues, employee compensation and other operating costs, donations and other community investments, retained earnings and payments to capital providers and to governments.

	Economic value generated US$ million	Economic value distributed US$ million					
	Revenues [1]	Operating costs [1][2]	Employee wages and benefits [1]	Payments to providers of capital		Payments to government [4]	
Region	Revenue and other income	Payments to suppliers, contractors, etc.	Wages and benefits to employees	Shareholder dividends	Interest payments [3]	Gross taxes and royalties	Economic value retained [5] US$ million
Africa and Other	6,505	4,595	750	496	82	591	(9)
Australasia and Asia	43,470	14,196	4,249	3,518	58	8,990	12,459
Europe	3,203	1,884	211	1,854	109	147	(1,002)
North America [6]	7,479	3,108	740	8	465	410	2,748
South America	12,359	5,460	965	1	41	1,724	4,168
Total	**73,016**	**29,243**	**6,915**	**5,877**	**755**	**11,862**	**18,364**

(1) Amounts include revenues and costs and are consistent with the Group's financial reporting of elements comprising Underlying EBITDA. Underlying EBITDA is earnings before net finance costs and taxation, any exceptional items, and depreciation, impairments and amortisation. The amounts are determined on an accruals basis and extracted from the audited financial statements.
(2) Operating costs relate to expenses recognised in the financial statements. They include expenditure paid to suppliers and contractors for materials and services and exclude employee wages and benefits, payments to governments, depreciation, amortisation and impairments.
(3) This is interest expense on debt for BHP Billiton, determined on an accruals basis.
(4) Comprises income tax and royalty-related taxes paid, royalties paid in-kind and production-based royalties accrued, which approximate cash payments.
(5) Calculated as economic value generated less economic value distributed.
(6) North America includes Petroleum Onshore US business.

42 | BHP BILLITON SUSTAINABILITY REPORT 2012

Performance data – Governance

Taxes and royalty payments on a country-by-country basis [1]

Country	Taxes borne by BHP Billiton US$ million [2]	Taxes collected by BHP Billiton US$ million [3]	Asset/Field/Office
Australia	9,113	914	Global Headquarters Petroleum – Bass Strait, Minerva, North West Shelf, Pyrenees, Stybarrow Aluminium – Aluminium Australia Base Metals – Cannington, Olympic Dam Stainless Steel Materials – Nickel West, Head Office Iron Ore – Western Australia Iron Ore, Head Office Manganese – Manganese Australia Metallurgical Coal – Illawarra Coal, BHP Billiton Mitsubishi Alliance, BHP Billiton Mitsui Coal, Head Office Energy Coal – New South Wales Energy Coal, Head Office
Chile	745	44	Base Metals – Escondida, Pampa Norte, Head Office
United States	280	204	Petroleum – Gulf of Mexico, Onshore US, Head Office Base Metals – Base Metals North America Energy Coal – New Mexico Coal
Colombia	437	9	Stainless Steel Materials – Cerro Matoso Energy Coal – Cerrejón
Algeria	372	<1	Petroleum – ROD Integrated Development
South Africa	211	112	Aluminium – Aluminium South Africa Diamonds and Specialty Products – Richards Bay Minerals Manganese – Manganese South Africa, Head Office Energy Coal – Energy Coal South Africa
Peru	264	<1	Base Metals – Antamina
Canada	148	33	Diamonds and Specialty Products – EKATI Diamond Mine, Head Office
Brazil	158	<1	Aluminium – Alumar, Mineração Rio do Norte Iron Ore – Samarco
United Kingdom	115	27	Corporate Centre Petroleum – Bruce/Keith, Liverpool Bay Aluminium – Head Office
Trinidad & Tobago	119	1	Petroleum – Angostura
Pakistan	111	<1	Petroleum – Zamzama
Switzerland	41	<1	Marketing Office
Singapore	12	<1	Corporate Centre Marketing Office Minerals Exploration Head Office
Other	15	27	

(1) The Group claims refunds of transaction taxes (for example GST/VAT and Fuel Tax) paid to suppliers for in-country purchases of goods, services and eligible fuel and also collects GST/VAT in respect of certain sales to customers as set out in the table. These amounts are not included in taxes borne or taxes collected.
(2) Taxes borne by BHP Billiton are reported on an equity share basis for both operated and non-operated joint venture operations and include our Petroleum Onshore US business. They primarily comprise income tax and royalty related taxes paid, royalties paid in kind, customs and excise payments, payroll taxes paid, payments of Fringe Benefits Tax and production based royalties accrued, which approximate cash payments. Ancillary payments, such as licences, visas, sales taxes, stamp duty payment and land tax, are excluded.
(3) Taxes collected and paid on behalf of our employees are also measured on an equity share basis, but only for those assets that we operate, and include our Petroleum Onshore US business. Where the payroll calendar year is different to the Group's financial year, the most recent annual data has been used.

BHP BILLITON SUSTAINABILITY REPORT 2012 | 43

KPMG Independent assurance report to the Directors and management of BHP Billiton

Our conclusions:

a) Assured Sustainability Information – Limited assurance

Based on the procedures performed, as described below, nothing has come to our attention that would lead us to believe that the Assured Sustainability Information for the year ended 30 June 2012, is not, in all material respects, prepared and presented in accordance with the GRI G3 Guidelines and ICMM Sustainable Development Framework (collectively the ‘Framework’).

b) GHG Emissions – Reasonable assurance

In our opinion, BHP Billiton’s reported GHG emissions of 40.2 Mt CO2-e (Scope 1 and 2) for the year ended 30 June 2012, is prepared in all material respects, in accordance with the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.

c) Voluntary Community Investment – Reasonable assurance

In our opinion, BHP Billiton’s reported voluntary community investment of $214 million for the year ended 30 June 2012, is prepared in all material respects, in accordance with the basis of preparation as disclosed on page 29 in the Sustainability Report.

d) GRI Application Level

Based on the procedures performed, as described below, we concur with the assessment made by BHP Billiton, that the Sustainability Report 2012 is consistent with the GRI G3 application level A+.

We have been engaged by BHP Billiton Limited and BHP Billiton Plc (BHP Billiton) and are responsible for providing:

• limited assurance in respect of the Assured Sustainability Information identified below

• reasonable assurance in respect of the GHG emissions (Scope 1 and 2) and voluntary community investment.

The Assured Sustainability Information, the GHG emissions (Scope 1 and 2) and voluntary community investment are included in the Sustainability Report 2012 for the year ended 30 June 2012, which comprises the Sustainability Report, Performance Data and referenced Case Studies (collectively the ‘Sustainability Report 2012’).

In addition, we have been engaged to perform a check of BHP Billiton’s GRI application level as disclosed in the Sustainability

Report 2012.

BHP Billiton Responsibilities

BHP Billiton are responsible for the following:

• preparation and presentation of the Sustainability Report 2012 in accordance with the Framework; the GHG emissions (Scope 1 and 2) in accordance with the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol (WRI/WBCSD GHG Protocol); and the voluntary community investment in accordance with the basis of preparation as disclosed in the Sustainability Report 2012.

• determination of BHP Billiton’s GRI application level in accordance with the GRI Guidelines.

The Assured Sustainability Information

The Assured Sustainability Information comprises Subject Matters 1 to 4 of the ICMM Sustainable Development Framework and the following selected disclosures:

Assured Sustainability Information

Sustainability Report 2012 Page

Diversity and equal employment opportunities 14, 39

Local and indigenous employment 13

Industrial relations 15

Fatalities 4, 9, 39

Total recordable injury frequency 4, 9, 39

Occupational illness and disease 4, 8, 9, 10

Contractor management 35

Fly in, fly out (impacts on communities) 13

GHG emissions 4, 17, 18, 19, 40, 41

Energy use 4, 17, 18, 40, 41

Water 4, 20, 21, 40, 41

Environmental incidents 4, 40

Hydraulic fracturing 20, 21

Voluntary community investment 4, 28, 29,30

Community engagement 25, 26, 27, 37, 38

Product stewardship 34, 35

Community development 24, 29

Conflict resolution (complaints) 25, 27, 33, 42

Sustainability risk management framework 2, 3, 7, 32

Taxes and royalty payments to government 34, 42, 43

Our assurance engagement is conducted in accordance with International Standard on Assurance Engagements ISAE 3000 Assurance Engagements other than Audits or Reviews of Historical Financial Information (ISAE 3000), including all applicable ethical and independence requirements.

Limited assurance over the Assured Sustainability Information

Our limited assurance engagement on the Assured Sustainability Information consisted of making enquiries and applying analytical and other evidence gathering procedures including:

• interviews with senior management and relevant staff at corporate and site level

• enquiries and evaluation of the design and implementation of the key systems, processes and controls for collecting, managing and reporting the Assured Sustainability Information

• an assessment of the reasonableness of the assumptions underlying the forward-looking statements set out in the Assured Sustainability Information

• comparing the information included in the Assured Sustainability Information to relevant underlying sources on a sample basis

• visits to 15 sites and remote reviews of eight sites.

A limited assurance engagement is substantially less in scope than a reasonable assurance engagement or an audit conducted in accordance with International Standards on Auditing and Assurance Engagements.

Reasonable assurance over the GHG emissions and voluntary community investment

Our reasonable assurance engagement involved obtaining evidence over the GHG emissions (Scope 1 and 2), and voluntary community investment, sufficient to give reasonable assurance that the amounts disclosed are free from material misstatement whether caused by fraud or error.

GRI application level

Our work in relation to the GRI application level check was limited to agreeing that the appropriate indicators have been reported on. We therefore do not provide any assurance on the amounts or information presented.

This report has been prepared for BHP Billiton. We disclaim any assumption of responsibility for any reliance on this report, or the Sustainability Report 2012 to which it relates, to any person other than BHP Billiton, or for any purpose other than that for which it was prepared.

KPMG

KPMG Melbourne 12 September 2012

44 | BHP BILLITON SUSTAINABILITY REPORT 2012

Sustainability ratings

Dow Jones Sustainability Indexes Member 2011/12

AuSSI The Australian SAM Sustainability Index Member 2011

JOHANNESBURG STOCK EXCHANGE SRI Index

FTSE4Good

Voluntary initiatives and public commitments

Global Reporting

Organizational

2012

ICMM International Council on Mining and Metals

THE GLOBAL COMPACT WE SUPPORT

EITI Extractive Industries Transparency Initiative

wbcsd

CARBON DISCLOSURE PROJECT

VOLUNTARY PRINCIPLES ON SECURITY HUMAN RIGHTS

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